中信泰富有限公司

BY COURIER

RECEIVED

Exemption No. 82-5232

2005 SEP 20 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 16th September, 2005

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05011325

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 19, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2497

Annexure

CITIC Pacific Limited

List of Information that the Company since August 19, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of Interim Results for the Six Months Ended 30 June 2005
   Date : August 25, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding the acquisition of interest in Daye Special Steel Co., Ltd.
   Date : August 29, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 7, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Interim Report 2005
   Date : September 12, 2005 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

The Standard 30th Aug., 2005 (Tue)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ACQUISITION OF INTEREST IN DAYE

The directors (the "Directors") of CITIC Pacific Limited (the "Company") announce that on 29 August 2005, Hubei Xin Yegang Co., Ltd. ("Xin Yegang"), a 95%-owned subsidiary of the Company, submitted a general offer summary report to Shenzhen Stock Exchange for its proposed acquisition of the remaining 41.87% interest in Daye Special Steel Co., Ltd. ("Daye") by way of general offer (the "General Offer"). The total acquisition price for such 41.87% interest in Daye is expected to be around RMB479 million (approximately HK$460 million) if all remaining shareholders of Daye accept the General Offer.

As disclosed in the circular of the Company dated 13 January 2005 (the "Circular"), the completion of the acquisition by Xin Yegang and a wholly-owned subsidiary of the Company of an aggregate 38.86% interest in Daye (the "Acquisition") would require the Company and/or its subsidiaries (collectively the "Group") to make the General Offer. The Circular stated that the Company will seek a waiver from China Securities Regulatory Commission ("CSRC") of the requirement for the General Offer. To date, CSRC has not granted such waiver. The Directors consider that to expedite the Acquisition, it would be in the interests of the Company and its shareholders to make the General Offer based on the offer prices mentioned below and to complete the Acquisition. The General Offer does not constitute any notifiable transaction for the Company within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 29 August 2005, Xin Yegang, a 95%-owned subsidiary of the Company, submitted a general offer summary report to the Shenzhen Stock Exchange for a proposed General Offer in respect of the remaining 41.87% interest in Daye (represented by 167,040,000 freely transferable shares and 21,130,000 non-freely transferable shares). The offer price per freely transferable share of Daye will be RMB2.62, which is based on 90% of the 30-day weighted average closing price of such shares quoted by the Shenzhen Stock Exchange for the 30 trading days immediately preceding 29 August 2005. The offer price per non-freely transferable share of Daye will be RMB1.953, which is determined with reference to the audited net asset value per share of Daye as at 31 December 2004. Accordingly, if all the remaining shareholders of Daye accept the General Offer, the total acquisition price for such 41.87% interest in Daye is expected to be around RMB479 million (approximately HK$460 million), which is expected to be financed from the Group's internal resources. The making of the General Offer is subject to the approval of CSRC. After obtaining such approval, Xin Yegang will publish the general offer report in the PRC and the General Offer will become unconditional. The offer period for the General Offer will be 30 days commencing after the date of publication of the general offer report.

Daye is a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. Daye is primarily engaged in special steel manufacturing. For the year ended 31 December 2004, the audited net profit of Daye was approximately RMB27 million (approximately HK$26 million). As at 31 December 2004, the audited net assets of Daye were approximately RMB877 million (approximately HK$842 million). The closing price of Daye as at 25 August 2005 quoted by the Shenzhen Stock Exchange was RMB3.25. The said offer prices of RMB2.62 per freely transferable share and of RMB1.953 per non-freely transferable share represent a 19.4% and 39.9% discount respectively to such closing price.

As at the date hereof, neither the Acquisition nor the General Offer have been completed, and the Group has a 19.27% interest in Daye. After completion of the Acquisition but before the completion of the General Offer, the Group will have a 58.13% interest in Daye. The acquisition of additional interests in Daye through the General Offer should provide an opportunity for the Group to further consolidate its steel manufacturing business in the PRC, and for Daye to develop its business in the international market. The Company's present intention is to maintain the listing status of Daye after completion of the General Offer.

(For reference only, the exchange rate of RMB to HK$ used in this announcement is RMB1 = HK$0.96)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 29 August 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th September, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary shares/ Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,680,160	—	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,192,680,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,040,000	--	--	--	9,040,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,070,000	--	--	--	11,070,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price:* *HK$* ____ 2.____ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC
中信泰富

Interim Report
中期報告
2005

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2005	重列 As restated 2004
		截至六月三十日止六個月 Six months ended 30 June	
股東應佔溢利	**Profit Attributable to Shareholders**	**2,773**	1,728
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
航空	Aviation	**499**	537
基礎設施	Civil Infrastructure	**180**	161
發電	Power Generation	**145**	208
信息業	Communications	**92**	111
物業	Property	**821**	244
特種鋼鐵業	Special Steel Manufacturing	**420**	207
銷售及分銷	Marketing & Distribution	**128**	146
投資物業公平價值變動	*Fair Value Change of Investment Properties*	***700***	–
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**2,856**	1,387

		六月三十日計算 As at 30 June	十二月三十一日計算 As at 31 December
資金運用	**Capital Employed**	**55,331**	51,578
股東資金	**Shareholders' Funds**	**38,202**	36,998
淨負債	**Net Debt**	**14,507**	12,163
尚未提用之信貸	**Available Loan Facilities**	**12,378**	8,899

以港幣元計算	in HK$	截至六月三十日止六個月 Six months ended 30 June	
每股盈利	**Earnings per Share**	**1.26**	0.79
每股股息	**Dividend per Share**	**0.30**	0.30
員工數目	**Staff**	**15,728**	12,611

詞彙定義請參閱第59頁 *Please see page 59 for definitions of terms used*

主席致股東報告
Chairman's Letter to Shareholders

本人欣然宣佈，中信泰富二零零五年首六個月之淨溢利較去年同期上升60%至港幣二十七億七千三百萬元。特種鋼及物業方面的表現尤為突出，是帶動集團整體溢利增長之主要原因。董事會建議維持派發中期股息每股港幣0.30元。

回顧上半年，集團業務發展的重點更加集中在經濟持續高速增長的中國大陸。在繼續落實集團十八個月前公佈之投資計劃的同時，我們亦於今年上半年增加了在中國大陸特鋼及物業方面之新投資。此等投資舉動體現了集團致力在這一快速增長之市場中為股東爭取更佳的回報。

過去十多年來，中信泰富在**特鋼製造業**積累了豐富的經驗，並適時地把握擴展良機，使集團在中國內地特鋼行業中已佔有重要地位。儘管鐵礦砂價格大幅上漲，但二零零五年上半年特鋼業務之溢利貢獻與去年同期相比仍然錄得103%之可觀升幅。這主要是由於江陰興澄特鋼持續強勁之表現以及集團新近收購之新冶鋼所做出的盈利貢獻。特鋼新產品的大量開發及出口國際市場的大幅增加已取得明顯效果。集團收購新冶鋼後，在逐步提高其生產效率及改善其經營管理方面所做的努力已初見成效。為取得更好的協同效應，集團在協調兩家公司之原材料採購、產品結構調整及定價和客戶地域覆蓋等方面均取得了進展。

I am pleased to announce that CITIC Pacific's net profit for the first six months of 2005 increased 60% to HK$2,773 million compared with the same period last year. Strong growth from our Special Steel and Property businesses were the driving forces in the gain. The board recommends maintaining the interim dividend of HK$0.30.

During the period under review, our business is increasingly focused on mainland China where we continue to witness strong economic growth. The implementation of the investment plan we announced 18 months ago and additional new investments made in steel and property in mainland China in the first half of this year all demonstrate our commitment to achieving better returns in a fast growing market for our shareholders.

Our experience and expertise gained from over ten years of operating in **Special Steel Manufacturing** and our ability to take full advantage of expansion opportunities has made CITIC Pacific a major player in this field in mainland China. Despite upsurge in the price of iron ore, for the first half of 2005, profit contribution from this sector increased by an impressive 103% compared with the same period last year, due to continued strong performance from Jiangyin Xingcheng steel plant and the newly acquired Xin Yegang steel plant. The development of new products and the increase in exports have also shown solid results. Since the acquisition of Xin Yegang, steps have been taken to improve its efficiency and better its management and these efforts are already showing results. Progress has also been made in ensuring that both Jiangyin and Xin Yegang work together to create synergies in raw material purchasing, product realignment and pricing, and customer coverage.

目前，中信泰富正洽談收購另一家位於河北省石家莊市之特鋼生產企業一石家莊鋼鐵有限責任公司。收購完成後，集團通過江陰興澄特鋼，新冶鋼及石家莊鋼廠將擁有中國東部、中部及華北部市場的產銷渠道。此收購項目尚有待有關政府部門的審批。

集團在特鋼領域迅速擴展的同時，充分意識到日後將面臨來自於國內外同業的競爭。因此，除了尋求規模效益之外，提高產品質量和技術水平是我們保持競爭力的要素。為此，集團正與日本住友金屬小倉合作，在江陰鋼廠興建一全新生產線用於生產替代進口產品的高級特鋼。我們深信，中國經濟的持續增長將為特鋼產品帶來強勁的需求，中信泰富將不失時機充分發揮其在此行業的領先地位的作用。

物業方面，集團認為未來的增長將來自於**中國大陸**，因此集團之新物業投資主要在中國大陸。鑒於中國是一個龐大但地域性很強的市場，我們將投資主要集中於上海及鄰近的浙江、江蘇兩省一些城市。在**上海**，位於*青浦地區*的住宅及商業項目之規劃及概念性設計將於近期展開。另外，於今年四月，集團在江蘇省**揚州市**競標收購了一幅住宅及商業用地，可發展之樓面面積約為470萬平方呎。在浙江省**寧波市**，集團現正計劃購入一幅可發展為樓面面積約100萬平方呎之商業用地。

CITIC Pacific is in the process of acquiring another special steel manufacturer in Shijiazhuang, Hebei Province, Shijiazhuang Iron & Steel Co., Ltd. Given this acquisition, Jiangyin Xingcheng, Xin Yegang and Shijiazhuang special steel will have access to markets in East, Central and North of China. The transaction is subject to documentation and approval by the relevant government authorities.

As we expand in this sector, we are also fully aware of potential competition from both domestic and foreign manufacturers. Therefore, in addition to economies of scale, raising the quality of our products and level of technology is becoming increasingly important for us to remain competitive. On this front, we are cooperating with Sumitomo Metals Kokura of Japan in building a new phase in Jiangyin steel plant to produce high-grade special steel aiming for the import substitution market. We are confident that the growth of the Chinese economy will continue to create strong demand for special steel products and CITIC Pacific is well positioned to take full advantage of this opportunity.

On **Properties**, we are of the view that long-term growth will come from **mainland China** and this is where we are making new investments. As China is a big and regionalized market, we are currently focusing on Shanghai and some select secondary cities in nearby provinces of Zhejiang and Jiangsu. In **Shanghai**, concept planning design work will commence shortly for a residential and commercial development in *Qingpu District*. In April, CITIC Pacific acquired a site in the city of **Yangzhou** in Jiangsu Province, which will be used for residential and commercial development with a gross floor area of about 4.7 million sq. ft. In **Ningbo**, Zhejiang Province, we are in the course of acquiring a site for commercial

集團於上海之*老西門新苑*住宅項目第一期工程正按計劃進行，預計將於二零零六年上半年竣工交樓。

香港的物業市場已經復蘇，租金及售價都錄得顯著的增幅。在補付地價後，集團現正在九龍通州街興建二棟住宅附商場大樓。而愉景灣第十三期之住宅項目預計可於今年年底竣工。另外集團於今年上半年售出兩幅地皮，錄得可觀收入。

航空業務方面，*國泰及港龍*由於運載能力的擴大，都錄得載客人數及貨運量的健康增幅。但持高不下的燃油價格將繼續對兩家航空公司的盈利帶來影響，值得我們關注。

香港航空業的未來發展有賴於有關各方更加密切的合作。我們很欣慰地看到兩家航空公司在運營方面正展開多方面的合作。同時，國泰航空在入股中國國際航空10%股權之後，亦與國航進行了多項運營上的合作。作為國泰及港龍之重要持股人，中信泰富過去一貫支持並將會繼續努力融合各方優勢以建立一個強而有力的聯盟，為香港航空業更加繁榮、更具競爭力作出貢獻。

development with a gross floor area of approximately 1.0 million sq. ft.

Construction of the first phase of *New Westgate Garden* residential development in Shanghai is on schedule with completion expected in the first half of 2006.

The **Hong Kong** property market has seen a revival as evidenced by the higher rental and sales prices of both commercial and residential properties. CITIC Pacific is now developing a residential and commercial project in Tung Chau Street in Kowloon after settling the land premium. Work on Discovery Bay Phase 13 continues with completion targeted for the end of this year. Two pieces of land in Hong Kong were sold in the first half of this year for a significant profit.

In **Aviation**, both *Cathay Pacific* and *Dragonair* recorded healthy increases in passenger and cargo volumes amid capacity expansion. However, high oil price remains a concern and continues to affect the profitability of the two airlines.

The future of the Hong Kong aviation industry rests on all parties involved working closer together. On this front, we are happy to see that both airlines are co-operating on many operational fronts. Cathay Pacific is also working with Air China on various operational aspects after taking a 10% stake in the airline. As a significant shareholder of both Cathay Pacific and Dragonair, CITIC Pacific has been and will continue to be working hard to build a strong alliance to make the Hong Kong aviation industry better and more competitive.

今年上半年**發電業務**經歷了一段困難的時期。發電燃煤價格快速上漲，而發電商並不能把成本的增加全部轉加到最終用戶上，使全國的發電商之盈利受到影響。本集團亦不例外。但從今年五月開始，根據國家批准的煤電聯動調解機制，集團屬下之電廠能夠把一部分煤價上漲的成本通過提高電價轉嫁給購電商。無疑這將會緩解發電公司的部分成本上漲壓力。預期二零零五年下半年經營狀況會有所改善。

利港三期（2x60萬千瓦），四期（2x60萬千瓦），鄭州電廠（2x20萬千瓦）及北方電力集團之擴建正按計劃進行。預計二零零六及二零零七年這些新機組投產運營後，電力業務對集團之溢利貢獻將有可觀增幅。

銷售及分銷業務表現上半年喜憂參半。香港業務表現良好，而中國大陸市場擴展，尤其是在汽車銷售方面，仍富有挑戰。集團佔有35%股份之*沃爾瑪*華東合資公司繼去年在南京開立了第一家分店後，於今年七月底開設了第一家上海分店，位於*浦東*。開業當天有超過十萬人光顧此店。按照發展規劃，合資公司將於二零零六年在上海、江蘇及浙江省的主要城市開辦更多的分店。

展望未來，隨著香港經濟的復蘇及中國大陸經濟的持續增長，我們對二零零五年下半年業績及未來之發展充滿信心。我們將

Our **Power Generation** business experienced a difficult first half. Higher coal prices and the inability of generators to pass on in full this cost increase to end-users affected the profitability of all power generators in China. Beginning in May, our plants are able to pass some of the rise in the price of coal onto the power purchasers following a government approved fuel-cost pass through mechanism. This will certainly bring relief to power companies and we expect performance in the second half of 2005 to be better.

Construction of Ligang phase III (2x600MW) and phase IV (2x600MW), Zhengzhou power station (2x200MW) and the North United expansion are on schedule. As they begin operations in 2006 and 2007, we expect better profits to come from the power business.

The **Marketing and Distribution** business had a mixed first half in which business in Hong Kong performed well while mainland China remains a challenging market in particular in the sales of motor vehicles. Our joint venture with *Wal-Mart* in which we have a 35% interest, opened its first Shanghai store in *Pudong* at the end of July. Over 100,000 shoppers visited the store on its opening day. This is the second store of the JV company, the first is in the city of Nanjing. According to the development plan, the JV is targeting to open more stores in 2006 in major cities in Jiangsu, Zhejiang provinces and Shanghai.

Looking ahead, with the revival of the Hong Kong economy and the continued growth of the economy in mainland China, we are optimistic of the second half of 2005 and beyond. We expect most of our businesses in which we are investing to perform better. We will also continue to seek new investment opportunities. At the

不斷尋求新的投資機會，同時集團穩健的財務管理不但為業務的發展提供了充足的資金，亦為確保派息的穩定提供了必要的條件。

在此，本人謹代表所有董事，向中信泰富全體員工對協助集團取得上半年的佳績表示衷心感謝。

榮智健

主席

香港，二零零五年八月二十五日

same time, our sound financial management enables us to not only have ample resources to support our expansion but also maintain a stable dividend payout.

On behalf of all the directors, I would like to thank everyone at CITIC Pacific for helping the Group achieve a good first half.

Larry Yung Chi Kin

Chairman

Hong Kong, 25 August 2005

財政回顧
Financial Review

緒言

中信泰富之二零零五年中期報告，包括主席致股東報告、中期賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

本中期報告第32頁至第36頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載若干數據之附註，載於中期報告第37頁至第48頁。

載於第49頁為中信泰富核數師羅兵咸永道會計師事務所向股東發出之報告，列載其對中信泰富中期報告之獨立分析。

會計基準

中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表，並已與國際財務報告準則一致。

於二零零四年下半年，本集團已提早採納香港財務報告準則第3號──業務合併、香港會計準則第36號──資產減值、以及香港會計準則第38號──無形資產。該等會計變動自二零零四年一月一日起生效，未計二零零五年會計變動引起上一年度其他調整前，截至二零零四年六月三十日止六個月之重列股東應佔溢利，較之前於二零零四年中期賬目所報之數額，增加港幣三億八千八百萬。

除二零零四年提早採納之準則外，本集團亦於本期首次採納由香港會計師公會頒佈之多項新香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（以下統稱「新香港財務報告準則」），適用

Introduction

CITIC Pacific's 2005 Interim Report includes a letter from the Chairman to shareholders, the interim accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 32 to 36 of the Interim Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 37 to 48 of the Interim Report, are Notes that further explain certain figures presented in the statements.

On page 49 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent review of CITIC Pacific's Interim Report.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') and have been converged with International Financial Reporting Standards.

In the second half of 2004, the Group adopted early HKFRS 3 – Business Combinations; HKAS 36 – Impairment of Assets and HKAS 38 – Intangible Assets. These accounting changes were effective starting from 1 January 2004, the restated profit attributable to shareholders for the six months ended 30 June 2004 before other prior year adjustments arising from accounting changes in 2005 was increased by HK$388 million, as compared with previously reported amount in the 2004 interim accounts.

In current period, the Group has applied for the first time other than those early adopted in 2004, a number of new Hong Kong Financial Reporting Standards ('HKFRSs'), Hong Kong Accounting Standards ('HKASs') and Interpretations (hereafter collectively referred to as the 'New HKFRSs')

於由二零零五年一月一日或以後開始之會計期間，載列如下：

issued by HKICPA that are effective for accounting periods beginning on or after 1 January 2005 set out as below:

香港會計準則第1號	財務報表之呈報	HKAS 1	Presentation of Financial Statements
香港會計準則第2號	存貨	HKAS 2	Inventories
香港會計準則第7號	現金流量表	HKAS 7	Cash Flow Statements
香港會計準則第8號	會計政策、會計估計的變更以及差錯	HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
香港會計準則第10號	資產負債表日以後事項	HKAS 10	Events after the Balance Sheet Date
香港會計準則第12號	所得稅	HKAS 12	Income Taxes
香港會計準則第14號	分部報告	HKAS 14	Segment Reporting
香港會計準則第16號	物業、機器及設備	HKAS 16	Property, Plant and Equipment
香港會計準則第17號	租賃	HKAS 17	Leases
香港會計準則第18號	收益	HKAS 18	Revenue
香港會計準則第19號	僱員福利	HKAS 19	Employee Benefits
香港會計準則第21號	外幣匯率變動之影響	HKAS 21	The Effects of Changes in Foreign Exchange Rates
香港會計準則第23號	借款費用	HKAS 23	Borrowing Costs
香港會計準則第24號	關聯方披露	HKAS 24	Related Party Disclosures
香港會計準則第27號	綜合及獨立財務報表	HKAS 27	Consolidated and Separate Financial Statements
香港會計準則第28號	於聯營公司的投資	HKAS 28	Investments in Associates
香港會計準則第31號	於合營業務的權益	HKAS 31	Interests in Joint Ventures
香港會計準則第32號	金融工具：披露及呈報	HKAS 32	Financial Instruments: Disclosure and Presentation
香港會計準則第33號	每股盈利	HKAS 33	Earnings per Share
香港會計準則第37號	撥備、或然負債及或然資產	HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
香港會計準則第39號	金融工具：確認及計量	HKAS 39	Financial Instruments: Recognition and Measurement
香港會計準則第40號	投資物業	HKAS 40	Investment Property
詮釋第3號	收益 — 發展中物業竣工前之預售合約	HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
詮釋第4號	租賃 — 確定香港土地租賃之租賃年期	HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
香港會計準則詮釋第13號	共同控制實體	HK(SIC)-Int 13	Jointly Controlled Entities
香港會計準則詮釋第15號	營運租約 — 優惠	HK(SIC)-Int 15	Operating Leases – Incentives
香港會計準則詮釋第21號	所得稅 — 收回經重估的不可折舊資產	HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
香港財務報告準則第2號	以股份為基礎的支付	HKFRS 2	Share-based Payment

採納新香港財務報告準則已導致本集團會計政策之變動。由於該等變動，截至二零零四年六月三十日止六個月之重列股東應佔溢利減少港幣二千三百萬元，而於二零零五年一月一日之股東資金減少港幣九億四千三百萬元。會計政策之重大變動及其對本公司之財務影響詳情概述於中期報告附註1。在本部份中，僅二零零四年之數據已根據會計政策之變動作出調整，以供比較。

The application of the New HKFRSs has resulted in changes to the Group's accounting policies. As a result of these changes, the restated profit attributable to shareholders for the six months ended 30 June 2004 decreased by HK$23 million and the shareholders' funds as at 1 January 2005 decreased by HK$943 million. Details of the major changes to the accounting policies and their financial impact on the Group are summarized in Note 1 to the interim accounts. Within this section, only the 2004 figures have been adjusted in accordance with the changes in accounting policies for comparison purpose.

股東應佔溢利

截至二零零五年六月三十日止六個月之股東應佔淨溢利為港幣二十七億七千三百萬元，較二零零四年同期（重列）之港幣十七億二千八百萬元增加60%。溢利增加之原因詳見下文。

Profit Attributable to Shareholders

The net profit attributable to shareholders for the six months ended 30 June 2005 was HK$2,773 million, an increase of 60% compared with HK$1,728 million for the same period in 2004 (as restated). The reasons for the increase in profit are described below.


股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元 HK$ million
3,291
2,092
3,843
1,301
3,534
六個月業績 Six month results
1,728
2,773
00
01
02
03
04
6/04
6/05

業務分類溢利貢獻

各主要營業單位在二零零五年首六個月之溢利貢獻，與二零零四年同期比較如下：

Business Segments Contribution

The contribution made by major business segments in the first six months of 2005, compared with the same period of 2004, were:

溢利貢獻 *港幣百萬元*	Contribution *HK$ million*	1 – 6/2005	(Restated) 1 – 6/2004	2005 – 2004
航空	Aviation	499	537	(38)
基礎設施	Civil Infrastructure	180	161	19
發電	Power Generation	145	208	(63)
信息業	Communications	92	111	(19)
物業	Property	821	244	577
特種鋼鐵業	Special Steel Manufacturing	420	207	213
銷售及分銷	Marketing & Distribution	128	146	(18)
投資物業公平價值變動	*Fair Value change of Investment Properties*	*700*	–	*700*

與截至二零零四年六月三十日止六個月之溢利貢獻比較：

- 航空：儘管乘客及貨物運載率均比去年同期增加，但航線盈利能力仍受燃料成本之大幅上漲之負面影響。
- 基礎設施：東區及西區海底隧道之溢利貢獻均有所增加。
- 發電：由於煤價不斷上漲，二零零五年上半年之溢利貢獻有所降低。期內平均電價上升僅抵銷部份煤價上漲。
- 信息業：邊際利潤降低導致中信電訊1616業績下降；澳門電訊之溢利貢獻有所改善，而國安業務表現則保持相對穩定。
- 物業：扣除投資物業之重估盈餘，溢利貢獻增加236%，主要因二零零五年出售物業（包括出售新界洪水橋之一塊土地）所得之溢利所致。租金收益則保持強勁而穩健。
- 特種鋼鐵業：二零零五年溢利貢獻倍增，因江陰鋼廠表現持續強勁，加上新收購之新冶鋼之溢利貢獻所致。

Compared with the contribution for the six months ended 30 June 2004:

- Aviation: While the passenger and cargo load factor were up compared to the same period last year, the significant increase in fuel costs had negative impact on the airlines profitability.
- Civil Infrastructure: Contribution from both the Eastern and Western Harbour Tunnel increased.
- Power Generation: Contribution decreased in the first half of 2005 due to the continuing high coal prices. The increase in average tariff during this period only partially offset the increase in coal costs.
- Communications: Results of CITIC Telecom 1616 decreased due to lower margins; contribution from CTM was improved while the performance of Guoan remained relatively stable.
- Property: Excluding revaluation surplus of investment properties, contribution increased by 236% mainly due to the profits from the sale of properties in 2005, including the sale of a piece of land at Hung Shui Kui in the New Territories. Rental income remained strong and stable.
- Special Steel Manufacturing: Contribution doubled in 2005 due to continuing strong performance from Jiangyin Steel Plant and the contribution from the newly acquired Xin Yegang Steel Plant.

- 銷售及分銷：儘管香港業績有所改善，但因國內具挑戰性之汽車市場，而導致總體溢利貢獻有所下降。
- 投資物業公平價值變動：業務環境之改善引致投資物業公平價值上升。

- Marketing & Distribution: Despite the improved results in Hong Kong, overall contribution decreased mainly due to the challenging motor market in the Mainland.
- Fair Value change of Investment Properties: Increase in fair value of investment properties as a result of improving business environment.

溢利貢獻
Contribution

港幣百萬元 HK$ million

截至二零零五年六月三十日止六個月
Six months ended 30 June 2005


1,000
500
0
航空
Aviation
基礎設施
Civil Infrastructure
發電
Power Generation
信息業
Communications
物業
Property
特種鋼鐵業
Special Steel Manufacturing
銷售及分銷
Marketing & Distribution
投資物業
公平價值變動
Fair Value Change of Investment Properties
2004
2005

本中期報告第43頁及第44頁載有按業務分類之營業額，以及來自綜合業務之未扣除財務支出淨額及稅前溢利資料，所佔共同控制實體與聯營公司之業績。

Pages 43 and 44 of the Interim Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, share of results of jointly controlled entities and associated companies.

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之基地所在位置劃分。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.



地區分佈
Geographical Distribution
2005
2
4
24
32
64
74
2004
截至六月三十日止六個月
Six months ended 30 June
溢利貢獻 %
Contribution %
As at 30 June 2005
二零零五年
六月三十日結算
2
2
28
32
70
66
As at 31 December 2004
二零零四年
十二月三十一日結算
賬面資產值 %
Assets at Book Value %
香港特別行政區 Hong Kong SAR
中國 Mainland China
海外 Overseas

利息支出

本集團已減去資本化金額之利息支出由港幣一億六千三百萬元增加至港幣二億四千萬元，主要因借貸金額增加及加權平均借貸成本由3.4%增加至3.9%。

Interest Expense

The Group's interest expense net of amount capitalised increased from HK$163 million to HK$240 million mainly due to the increase in the amount of borrowings and the increase in the weighted average cost of debt from 3.4% to 3.9%.

稅項

稅項由二零零四年港幣一億五千八百萬元增加至二零零五年港幣二億四千八百萬元，主要因溢利增加所致。

Taxation

Taxation increased from HK$158 million in 2004 to HK$248 million in 2005 mainly due to increased profit.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

每股盈利

二零零五年上半年之每股盈利為港幣1.26元，較二零零四年之港幣0.79元增加60%。該兩期間之已發行股份數目大致相同，故每股盈利增加實為溢利增加所致。

Earnings per Share

For the first half of 2005, earnings per share was HK$1.26, an increase of 60% compared with HK$0.79 in 2004. All the increases in earnings per share was attributable to the increase in profit as the number of shares outstanding in the two periods was substantially the same.


每股盈利
Earnings per Share
港幣元 HK$
1.49
0.96
1.76
0.59
1.61
六個月業績 Six month results
0.79
1.26
00
01
02
03
04
6/04
6/05


每股股東資金
Shareholders' Funds per Share
港幣元 HK$
18.8
18.9
19.4
17.7
16.9
17.4
00
01
02
03
04
6/05

每股股東資金

二零零五年六月三十日之每股股東資金為港幣17.4元。由於採納新香港財務報告準則導致二零零五年期初之股東資金減少約港幣九億四千三百萬元，並抵銷二零零五年上半年之已扣除支付股息之溢利。

Shareholders' Funds per Share

Shareholders' funds per share at 30 June 2005 was HK$17.4. The adoption of New HKFRSs decreased 2005's opening shareholders' funds by approximately HK$943 million. This offset the first half 2005 profit less dividends paid in the period.

每股股息

二零零五年之建議宣派中期股息為每股港幣0.30元，與二零零二年、二零零三年及二零零四年相同。

Dividend per Share

An inteirm dividend of HK$0.30 per share is proposed for 2005, the same as in 2002, 2003 and 2004.



每股股息
Dividend per Share
港幣元 HK$
0.20
0.65
0.85
0.20
0.60
0.80
0.30
0.70
1.00
2.00
0.30
0.70
1.00
0.30
0.80
1.10
0.30
00
01
02
03
04
6/05
特別股息 Special Dividend
末期股息 Final Dividend
中期股息 Interim Dividend

營業額

銷售及分銷之營業額下跌14%，因中國大陸銷售減少，特別是汽車業務，特種鋼鐵業之營業額主要因二零零四年下半年收購之新冶鋼而增加96%，而信息業之營業額則因同業競爭導致之信息流量的降低，減少17%。

Turnover

Marketing & Distribution turnover decreased by 14% due to reduced sales in mainland China particularly for the motor business, Special Steel Manufacturing turnover increased by 96% mainly due to turnover of Xin Yegang which was acquired in the second half of 2004. Communications turnover decreased by 17% mainly due to the decrease in traffic volume as a result of competition.


營業額
Turnover
港幣拾億元 HK$ billion
30
25
20
15
10
5
0
00
01
02
03
04
六個月業績 Six month results
6/04
6/05
出售業務 Sale of Businesses
銷售及分銷 Marketing & Distribution
特種鋼鐵業及其他 Special Steel Manufacturing & Others
物業 Property
信息業 Communications
發電 Power Generation
基礎設施 Civil Infrastructure

資本開支

截至二零零五年六月三十日止六個月，本公司增加其在大陸之土地儲備以開展物業開發業務。老西門新苑一期開發工程預計將於二零零六年竣工。

新冶鋼95%權益及有關資產之收購已於二零零四年下半年完成。生產設施的進一步添置及改善正在繼續。

利港電廠及鄭州電廠之新發電機工程如期進行，北方聯合電力已注入分期出資。

其他業務包括對中國神華能源之上市股份之投資。

截至二零零五年六月三十日，本集團已簽約資本承擔為港幣二十八億元，該等承擔主要與物業、特種鋼鐵業及發電業務有關。

Capital Expenditure

During the six months ended 30 June 2005, the Company increased its land bank in the Mainland for properties development. The development of the first phase of New Westgate Garden is expected to be completed in 2006.

The acquisition of 95% interest in Xin Yegang and related assets were completed in the second half of 2004 and further additions and upgrading of production facilities is continuing.

The construction of new power generators by Ligang Power and Zhenzhou Power are on schedule while the installment for capital contribution of North United Power was made.

The investment of the listed shares in China Shenhua Energy is included in Others.

As at 30 June 2005, the Group's contracted capital commitments were HK$2.8 billion, which is mainly related to the Property, Special Steel Manufacturing and Power Generation business.

資本開支 *港幣百萬元*	Capital Expenditure *HK$ million*	1 – 6/2005	1 – 6/2004	1 – 12/2004
物業	Property	807	511	1,291
特種鋼鐵業	Special Steel Manufacturing	795	1,038	3,417
發電	Power Generation	615	1,184	2,739
其他	Others	514	269	394
銷售及分銷	Marketing & Distribution	89	86	203
信息業	Communications	42	134	177
基礎建設	Civil Infrastructure	8	50	61
航空	Aviation	–	518	518

集團之流動資金及資本來源

一般政策

中信泰富致力於嚴謹之財務管理，以及維持高透明度之政策。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之有效運用。

中信泰富致力於透過銀行及資本市場分散其集資途徑。融資安排均盡可能配合業務特點及現金流量情況。在可能及合適之情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣匯率波動之風險。當有關資產或現金收益之幣種為非港元，中信泰富透過以同幣種融資或利用外匯合約等安排，務求將貨幣風險降至最低。由於中國之金融市場有所局限，加上監管限制（特別是現時人民幣未能自由兑換，以及國內之外匯遠期市場尚處於早期發展階段），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定不得少於有關項目之總投資額25%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零五年六月三十日，本集團約32%之總資產（約人民幣一百八十億元）位於中國內地。

為穩定利息開支，集團致力維持適當之固定息率及浮動息率借貸。集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後決定利率對沖比率。本集團亦採用各種利率工具，從而控制長期利率風險。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of the foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as currently the Renminbi is not a free convertible currency and the on-shore forward market is still in the early stage of development. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 30 June 2005, around 32% (around RMB 18 billion) of the Group's total assets were based in mainland China.

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration the general market trend, the Group's cash flow pattern and interest coverage ratio. The Group actively employs various interest rate instruments to manage long term interest risk.

本公司只利用衍生工具對沖利率及匯率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達投資評級水平之金融機構交易；而本集團為了控制信貸風險，亦會考慮交易對手應已向本集團提供信貸額作為前題。

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Company only deals with financial institutions with credit rating at least investment grade. The counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

Cash Flow

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來之現金流量淨額，乃衡量本公司償還債項能力之重要指標。期內，本集團之現金流量持續穩定強勁。以下為各業務之現金流量概覽：

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. During the period, the Group's cash flow remained stable and strong. Following is a summary of the cash contributions by each business segment:

		截至六月三十日止六個月 For the six months ended 30 June	
港幣百萬元	*HK$ million*	**2005**	2004
基本建設	**Infrastructure**		
發電	Power Generation	**298**	148
航空	Aviation	**534**	428
基礎設施	Civil Infrastructure	**169**	180
信息業	Communications	**140**	49
特種鋼鐵業	**Special Steel Manufacturing**	**143**	–
物業	**Property**	**1,475**	525
銷售及分銷	**Marketing & Distribution**	**93**	39
其他	**Others**	**4**	18
合計	**Total**	**2,856**	1,387

由於成功出售上海老西門新苑及銷售新界兩塊土地，來自物業部份之現金貢獻大幅增加。

Cash contribution from the property sector increased significantly as a result of the successful selling of New Westgate Garden in Shanghai and the sales of two pieces of land in New Territories.


業務之現金流量
Cash Flow from Operations
港幣拾億元 HK$ billion
20
15
10
5
0
00
01
02
03
04
六個月業績 Six month results
6/04
6/05

出售業務 Sale of Businesses
銷售及分銷 Marketing & Distribution
物業 Property
特種鋼鐵業及其他 Special Steel Manufacturing & Others
基本建設 Infrastructure


每股現金流量
Cash Flow per Share
港幣元 HK$
0.7
2.7
2.0
2.4
1.1
4.6
3.5
2.8
4.0
1.2
0.1
1.7
1.6
六個月業績 Six month results
0.6
1.3
00
01
02
03
04
6/04
6/05

出售業務之每股現金流量 From Cash Flow per Share from the Sale of Businesses
經常性收入之每股現金流量 From Regular Cash Flow per Share

綜合現金流量概覽	Summary of Consolidated Cash Flow Statement	截至六月三十日止六個月 For the six months ended 30 June	
港幣百萬元	*HK$ million*	**2005**	2004
現金淨額來自/(投資於)	Net Cash generated from / (invested in)		
綜合業務	consolidated activities	**851**	(67)
共同控制實體	jointly controlled entities	**200**	(39)
聯營公司	associated companies	**1,017**	896
其他財務資產	other financial assets	**102**	214
出售業務權益	Sale of business interests	**487**	2
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(2,668)**	(3,614)
稅項	Tax	**(87)**	(97)
已支付利息淨額	Net interest paid	**(263)**	(178)
		(361)	(2,883)
已支付股息	Dividends paid	**(1,754)**	(1,533)
借貸增加	Increase in borrowings	**2,310**	2,024
已行使購股權	Share options exercised	**12**	30
		568	521
現金及等同現金之增加/(減少)	Increase / (Decrease) in cash and cash equivalents	**207**	(2,362)

集團債項及流動資金

於二零零五年六月三十日，本集團之借貸總額為港幣一百七十一億元（二零零四年十二月三十一日：港幣一百四十六億元），而現金及銀行存款則為港幣二十六億元（二零零四年十二月三十一日：港幣二十四億元），淨負債為港幣一百四十五億元，而二零零四年十二月三十一日之淨負債則為港幣一百二十二億元。淨負債之增長原因，主要為資本開支部份所述之新投資項目。槓桿比率根據本集團淨負債佔總資本計算為28%（二零零四年十二月三十一日：25%）。

Group Debt and Liquidity

As of 30 June 2005, the Group's total outstanding debt was HK$17.1 billion (31 December 2004: HK$14.6 billion), cash and deposits with banks were HK$2.6 billion (31 December 2004: HK$2.4 billion) giving a net debt of HK$14.5 billion compared to HK$12.2 billion at 31 December 2004. The increase in net debt was mainly due to new investments as described under Capital Expenditure Section. Leverage, measured by the Group's net debt to total capital, was 28% (31 December 2004: 25%).

總負債

總負債因港幣二十六億六千八百萬元之資本開支及新投資項目而增加。於二零零五年六月三十日，將於二零零五年底到期之借貸佔總負債4%，而本集團於該日之銀行存款為港幣二十六億元，超過於二零零五年後半年到期償還之貸款。

Total Debt

Total debt increased due to capital expenditure and new investments of HK$2,668 million. The debt at 30 June 2005 that will mature to the end of 2005 amounted to 4% of the total debt and at that date the Group had deposits with banks of HK$2.6 billion, exceeding the loans due for repayment in second half of 2005.



總負債
Total Debt
港幣拾億元 HK$ billion
20
15
10
5
0
00
01
02
03
04
6/04
6/05
六個月業績 Six month results
五年後 After the fifth year
三至五年內（包括首尾兩年）
In the third to fifth year inclusive
兩年內 In the second year
一年內 In the first year

於二零零五年六月三十日，本集團之借貸、現金及存款結餘之幣種如下：

The denomination of the Group's borrowings as well as cash and deposit balances in various currencies as of 30 June 2005 is summarised as follows:

幣種 港幣百萬元等值	Denomination *HK$ million Equivalent*	港幣 HK$	美元 US$	人民幣 Renminbi	日圓 Yen	其他 Other	總計 **Total**
借貸	Borrowings	10,065	4,489	1,909	536	130	**17,129**
現金及存款	Cash and Deposits	133	927	1,353	147	62	**2,622**
淨借貸	Net Borrowings	9,932	3,562	556	389	68	**14,507**

備用融資來源

於二零零五年六月三十日，除現金及存款港幣二十六億元外，本集團尚未提用之備用信貸包括獲承諾之長期貸款港幣一百零六億元，貨幣市場信貸額港幣十八億元，貿易信貸額港幣二十一億元。

Available Sources of Financing

In addition to cash and deposits balance of HK$2.6 billion as of 30 June 2005, the Group's undrawn available facilities consisted of HK$10.6 billion in committed long term loans and HK$1.8 billion of money market lines. Available trade facilities amounted to HK$2.1 billion.

港幣百萬元	*HK$ million*	信貸總額 Total Facilities	已提用信貸額 Outstandings	備用信貸額 Available Facilities
獲承諾貸款	**Committed Facilities**			
銀行貸款	Bank Loans	22,712	12,136	10,576
全球債券	Global Bonds	3,510	3,510	–
私人配售	Private Placement	780	780	–
獲承諾總額	**Total Committed**	27,002	16,426	10,576
未獲承諾貸款	**Uncommitted Facilities**			
貨幣市場信貸額	Money Market Lines	2,494	692	1,802
貿易信貸額	Trade Facilities	2,458	378	2,080

未償還負債之到期結構

本集團積極管理及延展集團之債務到期結構，以確保集團每年到期之債務不會超出當年預期之現金流量及集團在該年度為有關債務進行再融資之能力。期間內，中信泰富成功完成港幣五十二億元之七年期銀團貸款，同時亦設立或續期多項雙邊貸款，進一步改善本集團之債務到期結構。

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. During the period, CITIC Pacific successfully completed a HK$5.2 billion 7-year syndicated loan transaction. In addition, a number of bilateral facilities were established or renewed, further improved the Group's maturity profile.

港幣百萬元 HK$ million	2005	2006	2007	2008	2009	2010年及以後 2010 and Beyond	合計 Total	百分率 Percentage
母公司[1] Parent Company[1]	15	832	2,687	3,072	2,067	5,644	14,317	84%
附屬公司 Subsidiaries	681	1,129	446	251	277	28	2,812	16%
到期債務總額 Total Maturing Debt	696	1,961	3,133	3,323	2,344	5,672	17,129	100%
百分率 Percentage	4%	12%	18%	19%	14%	33%	100%	
備用信貸額[2] Available Facilities[2]	–	769	134	905	1,678	7,090	10,576	

1. 包括一間專為特定目的而成立之全資附屬公司所發行總值為四億五千萬美元並將於二零一一年到期之全球債券。
2. 僅包括獲承諾貸款。

1. Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.
2. Committed facilities only.

財務狀況一覽

以下為本集團於二零零五年六月三十日之負債所涉及類別、利率、到期年份以及幣種分析：

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at 30 June 2005:

備用信貸額
Available Facilities by Type

合共港幣一百四十四億六千萬元
Total HK$14.46 billion



73%
13%
14%
有期限 Term Loan
貨幣市場 Money Market
貿易 Trade

未償還負債
Outstanding Debt by Type

合共港幣一百七十一億三千萬元
Total HK$17.13 billion


71%
20%
5% 4%
有期限 Term Loan
債券 Bond
私人配售 Private Placement
貨幣市場 Money Market

按幣種分類之未償還負債
Outstanding Debt by Currency


59%
26%
11%
4%
港元 HKD
美元 USD
人民幣 RMB
其他幣種 Other Currency

按到期年份分類之未償還負債
Outstanding Debt by Maturity


4%12%
51%
33%
2005
2006
2007 to 2009
2010年及以後 2010 & Beyond

利率計算基準(超過一年)
Interest Rate Base (Over One Year)


港元 HKD
34%
66%
美元 USD
41%
59%
所有貨幣 All Currencies
31%
69%
固定 Fixed
浮動 Floating

財務擔保及抵押資產

在少數情況下，本公司或其附屬公司為融資提供財務擔保及抵押資產，該等擔保或抵押未反映在綜合負債內。於二零零五年六月三十日，中信泰富按其控股比例為吉林發電廠之銀行融資提供了總額為人民幣六億六千四百萬元之擔保。此外，湖北新冶鋼有限公司(「新冶鋼」，本公司擁有95%權益之附屬公司)，為大冶特殊鋼股份有限公司提供了總額為人民幣十一億六千萬元之銀行信貸額擔保。中信泰富正進行收購大冶特殊鋼股份有限公司58%之權益，有關交易有待監管機構批准。新冶鋼亦已為大冶特殊鋼股份有限公司提供資產抵押用以支持人民幣一億三千一百萬元之銀行信貸額。

此外，新冶鋼為冶鋼集團有限公司之銀行借貸提供擔保，最高責任為人民幣三千二百萬元。冶鋼集團有限公司為新冶鋼原來之控股公司。上述安排在中信泰富收購新冶鋼前早已存在；根據收購協議，該等擔保責任將於適當時間解除。

於二零零五年六月三十日，本集團將港幣一億九千五百萬元之資產抵押以獲得銀行信貸，此等安排主要涉及新冶鋼(詳見上文)及大昌行之海外業務。

Financial Guarantees and Pledged Assets

Financial guarantees and pledged assets were given by the Company or its subsidiaries for loan facilities which were not included in the consolidated borrowings in a limited number of cases. As of 30 June 2005, CITIC Pacific provided guarantees to support its share of loan facilities totaling RMB664 million at Jilin Power Station. In addition, Hubei Xin Yegang Co., Ltd. ('Xin Yegang'), a 95% owned subsidiary acquired by the Company, provided guarantees to Daye Special Steel Co., Ltd. in connection with loan facilities totaling RMB1,160 million. CITIC Pacific is in the process of acquiring 58% equity interest in Daye Special Steel Co., Ltd. and the transaction is pending for relevant regulatory approval. Xin Yegang also pledged assets to support loan facilities of Daye Special Steel Co., Ltd. for amount up to RMB131 million.

Separately, Xin Yegang provided guarantees to support the bank borrowings up to RMB32 million by Daye Steel Group Corporation. Daye Steel Group Corporation was the original holding company of Xin Yegang. These arrangements were incurred prior to CITIC Pacific's acquisition of Xin Yegang and these obligations will be released in due course according to the acquisition agreement.

As at 30 June 2005, HK$195 million Group assets were pledged to secure banking facilities, these arrangements mainly related to Xin Yegang (details are described in above paragraphs) and Dah Chong Hong's business overseas.

共同控制實體及聯營公司之債務/現金

基於會計原因，本集團部份業務分類為共同控制實體或聯營公司。以下為共同控制實體及聯營公司於二零零五年六月三十日業務分類之債務/現金詳情，根據香港之會計準則，此等債務/現金並不包括在集團之綜合賬目內。

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as of 30 June 2005 which under Hong Kong generally accepted accounting standards is not consolidated into the Group's accounts.

業務分類 *港幣百萬元*	Business Sector *HK$ million*	總淨負債/(現金) Total Net Debt/(Cash)	中信泰富應佔之淨負債/(現金) Proportion of Net Debt/(Cash) attributable to CITIC Pacific	獲中信泰富或其附屬公司擔保之負債 Amount of debt guaranteed by CITIC Pacific or its subsidiaries
基本建設	**Infrastructure**			
發電	Power Generation	25,472	6,692	624
航空	Aviation	15,437	3,823	
基礎設施	Civil Infrastructure	2,560	930	
信息業	Communications	1,224	768	
特種鋼鐵業	**Special Steel Manufacturing**	(30)	(23)	
物業	**Property**	(462)	(188)	
銷售及分銷	**Marketing & Distribution**	363	363	
其他	**Others**	(250)	(126)	
合計	**Total**	44,314	12,239	624

除財務擔保所述有關吉林發電廠之擔保外，上表所列之債務均由聯營公司及共同控制實體安排，並對股東無任何追索權。本集團部份投資(例如又一城及愉景灣項目)均由股東全數出資，並無向外借貸。

Except for the guarantee related to Jilin Power Station as described under Financial Guarantees, the debt amount shown in the above table were arranged by associated companies and jointly controlled entities without recourse to their shareholders. Certain Group's investments, such as Festival Walk and Discovery Bay, are 100% financed by their shareholders and do not have external borrowings.

衍生工具

中信泰富以不同形式之金融工具(包括衍生工具)調控利率及匯率波動之風險。隨著採用「主要會計政策」所述之香港會計準則第32號及第39號後，所有衍生工具均按公平市值列賬。若干衍生交易按公司風險管理政策用於對沖，但根據新會計標準之具體規則，該等交易可能並不符合對沖會計處理的條件。此等衍生交易公平市值之變更會於損益賬中確認。本集團最少會每半年一次按集團本身的計算(若適用)或根據從主要金融機構取得之報價計算所持有的衍生工具交易的公平市值。

本公司利用利率掉期，遠期利率協議及利率期權合約對沖風險或調控借貸之利率性質。於二零零五年六月三十日，本公司有合共面值港幣一百零九億元之利率掉期/期權合約。在利率掉期後，本集團之浮動利率借貸為港幣一百一十九億元，佔借貸總額之69%，其餘借貸則以固定利率計息。截至二零零五年六月三十日止六個月之加權平均借貸成本(包括費用及對沖成本)約為3.9%，去年同期則為3.4%。

本集團業務之基本現金流量主要以港幣或人民幣為貨幣單位。公司通過訂立遠期及期權合約務求將美元借貸之外匯風險降至最低。於二零零五年六月三十日，此等合約合共五億七千七百萬美元。此外，本集團貿易業務亦採用外匯掉期合約對沖匯率波動風險。於二零零五年六月三十日，此等合約合共港幣九億六千七百萬元。

Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Following the adoption of HKAS 32 and HKAS 39 as described under 'Significant accounting policies', all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management policies, may not qualify for hedge accounting treatment under the specific rules of the new accounting standards. The changes in the fair value of such kind of derivative transactions are recognized in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the Group's own calculation where applicable, or price quotations obtained from major financial institutions.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 30 June 2005, the Company had outstanding interest rate swap / option contracts with a notional amount of HK$10.9 billion. After the swaps, HK$11.9 billion or 69% of the Group's total borrowings were effectively paying floating rate and the remaining were effectively paying fixed rate of interest. The overall weighted average all-in cost of debt (including fees and hedging costs) for the six months ended 30 June 2005 was about 3.9%, compared with 3.4% for the same period last year.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimise potential exposure to US dollar denominated debt principal and interest payments, the Company entered into forward and option contracts. As of 30 June 2005, such contracts outstanding amounted to US$577 million. In addition, foreign exchange forward contracts were also employed by our trading business to hedge currency fluctuations. As of 30 June 2005, such contracts outstanding amounted to HK$967 million.

或然負債

於二零零五年六月三十日，本集團之或然負債與去年底比較並無重大轉變。

Contingent Liabilities

As at 30 June 2005, the Group's contingent liabilities had not changed significantly from the last year end.

槓桿比率

於二零零五年六月三十日，淨負債佔總資本為28%，而二零零四年年底則為25%。

Leverage

Net debt divided by total capital was 28% at 30 June 2005 compared with 25% at the end of 2004.



槓桿比率
Leverage
港幣拾億元 HK$ billion
60
50
40
30
20
10
0
20%
19%
14%
11%
25%
28%
00
01
02
03
04
6/05
總資本 Total Capital
淨負債佔總資本% Net Debt/Total Capital %
淨負債 Net Debt

利息倍數

截至二零零五年六月三十日止六個月，不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出為17.0，而二零零四年同期則為16.8，原因在於不包括利息支出、稅項、折舊及攤銷之淨溢利增加48%，利息支出增加47%。

Interest Cover

EBITDA divided by interest expense for the six months ended 30 June 2005 was 17.0 compared to 16.8 the same period in 2004, due to the 48% increase in EBITDA and a 47% increase of interest expenses.



利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
00
01
02
03
04
6/05
5x
6x
12x
8x
15x
17x

不包括利息支出、稅項、折舊及攤銷之淨溢利 EBITDA

不包括利息支出、稅項、折舊及攤銷之淨溢利佔利息支出（x = 倍）
EBITDA/Interest Expense (x = times)

利息支出 Interest Expense

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準借貸承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。本集團符合所有借貸承諾。

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司目前之信貸前景穩定，反映中信泰富之財務狀況健全。

截至二零零五年六月三十日止六個月，集團之槓桿比率（根據淨負債佔總資本計算）為28%；而利息倍數（根據不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出計算）則為17.0。所有業務錄得現金貢獻共為港幣二十八億五千六百萬，超過去年同期現金貢獻兩倍之多。集團深信上述之財務指標反映集團財務穩健、實力雄厚。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

前瞻聲明

本中期報告載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific is in compliance with all of its loan covenants.

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings, the current credit outlook is stable, reflecting CITIC Pacific's strong financial profile.

For the six months period ended 30 June 2005, the Group's leverage, measured by the net debt to total capital, was 28%. Interest cover, defined as EBITDA divided by interest expense, was 17.0. Cash contributed from all the business amounted to HK$2,856 million, more than double compared to the same period of last year. We believe that these financial indicators demonstrated the Group's financial strength. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

Forward Looking Statements

This Interim Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

人力資源
Human Resources

在二零零五年六月底，本集團位於香港之總公司及全球主要附屬公司合共僱用員工15,728人，主要集中在香港及中國大陸，僱員人數分別為3,941人及11,537人，其餘250人則受僱於日本、新加坡及加拿大之附屬公司。

二零零四年穩定之經濟復甦在二零零五年上半年度依然持續，因此為員工締造了穩定發展的工作環境，使他們發揮更高效率，取得更大成效。為確保員工之整體薪酬及福利對內公平公正，對外與業界水平相若，並能配合業務發展的需要，集團定期主動檢討僱員薪酬福利條件。在過去六個月，集團之人力資源管理政策或程序並無主要改動，而部份中期的薪金調整亦能反映員工的表現及市場的趨勢。

中信泰富致力提供健康之企業環境，讓員工各展所長，並提供贊助以鼓勵及支持他們工餘進修，不斷自我增值。本集團亦定期為不同級別員工提供內部培訓，藉以協助員工提高工作表現，為將來發展做好準備。隨著中港兩地跨境商業活動越趨頻繁，集團鼓勵並積極推動兩地業務的融合及兩地員工知識交流及技術轉移。

此外，中信泰富亦大力支持在社會年青一輩之培訓及發展。集團亦致力提供多項學徒訓練計劃，並參與香港政府為年青離校人士推出之展翅計劃，同時集團亦積極支持本地與外地的大學生到香港及中國內地實習交流的機會。

As at the end of June 2005, the Group employed 15,728 staff in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas of concentration are in Hong Kong employing 3,941 and in the mainland China employing 11,537. Another 250 are employed in subsidiaries in Japan, Singapore and Canada.

The trend of solid economic recovery in 2004 has continued in the first half of 2005. It has led to significant positive improvements in the employment environment motivating staff to operate effectively and efficiently to attain higher level of performance. To ensure that the overall compensation is internally equitable, in line with local norms, and in support of the business strategy, the Group proactively conducts review on the cash compensation and benefits programs provided for its employees. No major amendment has been made to the human resources management policy or procedure in the last six months as the Group remains largely compatible with major employers in the territories it operates in. In line with established policy, some interim salary adjustment on a selective basis was made to match performance with market changes.

CITIC Pacific is committed to providing a healthy organisational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development with financial sponsorship by the Group whilst in-house training for different level of employees is organised regularly on product knowledge and skill training. Moreover, with the growing cross-border business activities between Hong Kong and the mainland China, the Group continues to strengthen business integration, knowledge sharing and skill transfer between staff in the two territories.

CITIC Pacific also fully supports investing in the training and development of our future generation. The Group has put in place various management trainee and apprentice training programs. It also participates in the Government's Youth Pre-employment Training Program for young school leavers and supports both local and overseas universities' initiatives by providing internship opportunities in both Hong Kong and in the mainland China operations.

公司管治
Corporate Governance

中信泰富致力在公司管治方面達致卓越的水平。有關董事會之運作、內部監控系統、審核委員會、薪酬委員會、公司紀律守則，以及財務報告詳情，已列載於二零零四年年報第57頁。

董事會現由十名執行董事及六名非執行董事組成。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，在該六名非執行董事中，四名具有「獨立」身份。

審核委員會已聯同本公司之管理層、內部審核人員，以及本公司之外聘核數師審閱本中期報告，並建議董事會採納。審核委員會由兩名獨立非執行董事韓武敦先生(主席)及陸鍾漢先生連同一名非執行董事張偉立先生組成。審核委員會成員中具有不同行業的豐富經驗和包括會計及財務方面的專業經驗。

本中期賬目乃根據香港會計準則第34號「中期財務報告」編製，並經由本公司獨立核數師羅兵咸永道會計師事務所根據核數準則第700號「審閱中期財務報告的委聘」進行審閱。

本公司已採納上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」。在向所有董事作出具體查詢後，彼等於截至二零零五年六月三十日止六個月內均已遵守上述守則所規定之標準。

於二零零五年三月，審核委員會及薪酬委員會之職權範圍加以修訂，以錄入上市規則附錄十四「企業管治常規守則」所載之若干規定，並針對可能掌握價格敏感資料之僱員，採納進行證券交易的標準守則。此外，本公司組織章程細則之修訂，已於二零零五年五月十二日舉行的股東週年大會上獲得批准，由此各董事均須輪值退任，至少每三年一次。自此，本公司已遵守上市規則附錄十四「企業管治常規守則」所載之所有守則規定。

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Remuneration Committee, Codes and financial reporting may be found on page 57 of the 2004 Annual Report.

The Board currently comprises ten executive and six non-executive directors of whom four are 'independent' under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules').

The Audit Committee has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board. The Audit Committee consists of two independent non-executive directors, Messrs Alexander Reid Hamilton (Chairman) and Hansen Loh Chung Hon and one non-executive director, Mr Willie Chang. The Committee members possess diversified industrial and professional experience including that of accounting and finance.

The Interim Accounts, which are prepared in accordance with HKAS 34 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 'Engagements To Review Interim Financial Reports'.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2005.

In March 2005, the terms of reference of the Audit Committee and the Remuneration Committee were modified to incorporate certain provisions set out in the Code of Corporate Governance Practices in Appendix 14 of the Listing Rules and a model code for securities transactions was adopted for those employees that are likely to possess price sensitive information. In addition, amendment to the Company's Articles of Association was approved at the Annual General Meeting of the Company held on 12 May 2005 so that every Director shall be subject to retirement by rotation at least once every three years. Subsequently, the Company has complied with all code provisions of the Code of Corporate Governance Practices in Appendix 14 of the Listing Rules.

公司資料
Corporate Information

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址
www.citicpacific.com 載有中信泰富之業務簡介、向股東發放之整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號
香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處
有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告
股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵以索取有關的印刷本。

投資者關係
投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

財務日程
暫停辦理過戶登記： 二零零五年九月十二日至
二零零五年九月十六日
派發中期股息： 二零零五年九月二十二日

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports
Shareholders may obtain printed copies of annual and interim reports from the Registrars. Others should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar
Closure of Register: 12 September 2005 to 16 September 2005
Interim Dividend payable: 22 September 2005

綜合損益賬
Consolidated Profit and Loss Account

截至六月三十日止六個月－未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	in HK$ million	附註 Note	2005	重列 As restated 2004
營業額	Turnover		13,637	10,872
綜合業務溢利	Profit from Consolidated Activities	3	1,970	1,205
所佔業績	Share of Results of			
共同控制實體	Jointly Controlled Entities		161	301
聯營公司	Associated Companies		1,142	708
財務支出	Finance Charges		(124)	(177)
財務收入	Finance Income		32	67
財務支出淨額	Net Finance Charges	4	(92)	(110)
除稅前溢利	Profit before Taxation		3,181	2,104
稅項	Taxation	5	(248)	(158)
期內溢利	Profit for the Period		2,933	1,946
應佔溢利：	Attributable to:			
本公司股東	Shareholders of the Company		2,773	1,728
少數股東權益	Minority Interests		160	218
			2,933	1,946
股息	Dividends			
建議中期股息	Interim Dividend Proposed	6	(658)	(657)
每股盈利按期內本公司股東應佔溢利（港幣元）	Earnings per Share for Profit Attributable to Shareholders of the Company during the Period (HK$)	7		
基本	Basic		1.26	0.79
攤薄	Diluted		1.26	0.79
每股股息（港幣元）	Dividend per Share (HK$)			
中期	Interim		0.30	0.30

綜合資產負債表
Consolidated Balance Sheet

以港幣百萬元計算	in HK$ million	附註 Note	未經審核 二零零五年 六月三十日 Unaudited 30 June 2005	重列 二零零四年 十二月三十一日 As restated 31 December 2004
非流動資產	**Non-Current Assets**			
物業、機器及設備	Property, plant and equipment		**7,522**	7,344
投資物業	Investment properties		**8,678**	8,115
發展中物業	Properties under development		**2,111**	1,672
租賃土地	Leasehold land		**1,575**	1,596
共同控制實體	Jointly controlled entities		**9,240**	7,852
聯營公司	Associated companies		**22,501**	21,448
其他財務資產	Other financial assets		**900**	1,121
商譽	Goodwill		**529**	507
遞延税項資產	Deferred tax assets		**75**	94
衍生金融工具	Derivative financial instruments		**140**	–
			53,271	49,749
流動資產	**Current Assets**			
待售物業	Properties held for sale		**272**	275
發展中物業	Properties under development		**283**	–
存貨	Inventories		**2,941**	2,778
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	8	**4,580**	4,188
現金及銀行存款	Cash and bank deposits		**2,622**	2,417
			10,698	9,658
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**120**	104
無抵押	unsecured		**1,762**	707
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	8	**5,400**	4,742
税項撥備	Provision for taxation		**253**	249
			7,535	5,802
流動資產淨額	**Net Current Assets**		**3,163**	3,856
資產總額減流動負債	**Total Assets Less Current Liabilities**		**56,434**	53,605
非流動負債	**Non-Current Liabilities**			
長期借款	Long term borrowings		**15,247**	13,769
遞延税項負債	Deferred tax liabilities		**1,265**	1,161
衍生金融工具	Derivative financial instruments		**28**	–
			16,540	14,930
資產淨額	**Net Assets**		**39,894**	38,675
權益	**EQUITY**			
股本	Share capital		**877**	877
儲備	Reserves		**36,667**	34,367
建議股息	Proposed dividend		**658**	1,754
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**38,202**	36,998
少數股東權益	**Minority interests**		**1,692**	1,677
權益總額	**Total Equity**		**39,894**	38,675

綜合現金流量表
Consolidated Cash Flow Statement

截至六月三十日止六個月－未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	in HK$ million	2005	重列 As restated 2004
綜合業務之現金流量	**Cash Flows from Consolidated Activities**		
扣除財務支出淨額後之綜合業務溢利	*Profit from Consolidated Activities after Net Finance Charges*	**1,878**	1,095
財務支出淨額	Net finance charges	**92**	110
來自其他財務資產收入	Income from other financial assets	**(99)**	(217)
折舊	Depreciation	**358**	279
租賃土地攤銷	Amortisation of leasehold land	**22**	14
其他財務資產攤銷之減值虧損	Impairment losses on amortisation of other financial assets	**22**	40
已計入綜合損益賬之負商譽	Negative goodwill credited to consolidated profit and loss account	**–**	(126)
物業、機器及設備之減值虧損	Impairment losses of property, plant and equipment	**–**	9
出售物業、機器及設備之(溢利)/虧損	(Profit) / loss on disposal of property, plant and equipment	**(10)**	15
投資物業公平價值之變動	Change in fair value of investment properties	**(561)**	–
出售一間附屬公司之溢利	Profit on disposal of a subsidiary company	**(360)**	–
出售共同控制實體之虧損	Loss on disposal of jointly controlled entities	**4**	–
金融工具之公平價值收益	Fair value gains on financial instruments	**134**	–
未計營運資金變動之經營溢利	*Operating Profit before Working Capital Changes*	**1,480**	1,219
存貨增加	Increase in inventories	**(156)**	(256)
應收賬項、應收賬款、按金及預付款項增加	Increase in debtors, accounts receivable, deposits and prepayments	**(299)**	(791)
應付賬項、應付賬款、按金及應付款項減少	Decrease in creditors, accounts payable, deposits and accruals	**(197)**	(251)
外幣滙率影響	Effect of foreign exchange rates	**23**	12
來自/(用於)綜合業務之現金	*Cash Generated from / (used in) Consolidated Activities*	**851**	(67)
已收利息	Interest received	**23**	36
已付利息	Interest paid	**(286)**	(214)
已付所得稅	Income taxes paid	**(87)**	(97)
來自/(用於)綜合業務之現金淨額	**Net Cash from / (used in) Consolidated Activities**	**501**	(342)

以港幣百萬元計算	*in HK$ million*	2005	重列 As restated 2004
用於投資業務之現金流量	**Cash Flows used in Investing Activities**		
購入附屬公司	Purchase of subsidiary companies	**(87)**	34
購入一間附屬公司權益之增加	Purchase of additional interests in a subsidiary company	**(3)**	(383)
購入物業、機器及設備	Purchase of property, plant and equipment	**(1,188)**	(1,103)
於共同控制實體之投資	Investment in jointly controlled entities	**(471)**	(1,253)
於聯營公司之投資	Investment in associated companies	**(595)**	(846)
出售物業、機器及設備之所得	Proceeds on disposal of property, plant and equipment	**68**	17
出售其他財務資產之所得	Proceeds on disposal of other financial assets	**–**	2
出售共同控制實體之所得	Proceeds on disposal of jointly controlled entities	**5**	–
出售附屬公司	Disposal of subsidiary companies	**482**	–
借予共同控制實體之貸款減少/(增加)	Decrease / (increase) in loans to jointly controlled entities	**195**	(60)
其他財務資產之增加	Increase in other financial assets	**(392)**	(80)
借予聯營公司之貸款減少	Decrease in loans to associated companies	**219**	302
從聯營公司之股息收入	Dividend income from associated companies	**798**	594
從共同控制實體之股息收入	Dividend income from jointly controlled entities	**5**	21
從其他財務資產之收入	Income from other financial assets	**102**	214
用於投資業務之現金淨額	**Net Cash used in Investing Activities**	**(862)**	(2,541)
來自融資之現金流量	**Cash Flows from Financing Activities**		
發行股份	Issues of shares	**12**	30
新借款項	New borrowings	**2,884**	2,860
償還貸款	Repayment of loans	**(481)**	(644)
少數股東權益之減少	Decrease in minority interests	**(93)**	(192)
已派股息	Dividend paid	**(1,754)**	(1,533)
來自融資之現金淨額	**Net Cash from Financing Activities**	**568**	521
現金及等同現金之增加/(減少)淨額	**Net Increase / (Decrease) in Cash and Cash Equivalents**	**207**	(2,362)
在一月一日之現金及等同現金	**Cash and Cash Equivalents at 1 January**	**2,381**	5,469
外幣滙率變動之影響	**Effect of Foreign Exchange Rate Changes**	**(6)**	–
在六月三十日之現金及等同現金	**Cash and Cash Equivalents at 30 June**	**2,582**	3,107
現金及等同現金結存之分析	**Analysis of the Balance of Cash and Cash Equivalents**		
現金及銀行存款	Cash and bank deposits	**2,622**	3,150
銀行透支	Bank overdrafts	**(40)**	(43)
		2,582	3,107

綜合權益變動表
Consolidated Statement of Changes in Equity

截至六月三十日止六個月一未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	in HK$ million	2005	重列 As restated 2004
一月一日，如以往呈報為權益	**At 1 January, as Previously Reported as Equity**	**37,892**	36,548
一月一日，如以往單獨呈報為少數股東權益	**At 1 January, as Previously Separately Reported as Minority Interest**	**1,677**	2,027
往年數字調整	**Prior Year Adjustments**		
投資物業公平價值變動所產生之遞延稅項	Deferred tax arising from fair value change of investment properties	**(593)**	(554)
租賃土地攤銷	Amortisation of leasehold land	**(87)**	(81)
所佔聯營公司	Share of associated companies		
投資物業公平價值變動所產生之遞延稅項	Deferred tax arising from fair value change of investment properties	**(204)**	(204)
租賃土地攤銷	Amortisation of leasehold land	**(10)**	(8)
期初調整前，重列	**As Restated, before Opening Adjustments**	**38,675**	37,728
採納香港會計準則第39號	**Opening Adjustment for the Adoption of HKAS 39**		
金融工具：確認及計量之期初調整	**Financial Instruments: Recognition and Measurement**		
對本公司及附屬公司之影響	Impact on the Company and subsidiary companies	**(114)**	–
所佔聯營公司	Share of associated companies	**102**	–
所佔共同控制實體	Share of jointly controlled entities	**(37)**	–
一月一日，重列	**At 1 January, as Restated**	**38,626**	37,728
所佔聯營公司儲備	**Share of Reserves of Associated Companies**		
其他財務資產之公平價值虧損	Fair value loss on other financial assets	**(32)**	–
金融工具現金流量對沖之收益	Gain on cash flow hedge of financial instruments	**251**	86
所佔共同控制實體儲備	**Share of Reserve of Jointly Controlled Entities**		
金融工具現金流量對沖之收益	Gain on cash flow hedge of financial instruments	**29**	–
金融工具現金流量對沖之收益	**Gain on Cash Flow Hedge of Financial Instruments**	**93**	–
其他財務資產之公平價值虧損	**Fair Value Loss on Other Financial Assets**	**(115)**	–
外幣換算差額	**Exchange Translation Differences**	**(4)**	11
未於綜合損益賬確認之淨收益	**Net Gain Not Recognised in the Consolidated Profit and Loss Account**	**222**	97
期內溢利	**Profit for the Period**	**2,933**	1,946
支付本公司股東股息	**Dividends to Shareholders of the Company**	**(1,754)**	(1,533)
少數股東權益	**Minority Interests**	**(145)**	(685)
已行使購股權	**Share Options Exercised**		
已收取溢價	Premium received	**12**	29
已發行股本	Share capital issued	**–**	1
		39,894	37,583

1 主要會計政策

本簡明未經審核綜合中期賬目(「本賬目」),乃根據香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」,以及香港聯合交易所有限公司上市規則附錄16之規定編製。

編製本賬目所採用之會計政策,與編制截至二零零四年十二月三十一日止年度之全年賬目所採用者一致,惟本集團因採納於二零零五年一月一日生效之最新/經修訂之香港財務報告準則(包括所有香港會計準則及適用詮釋(「香港會計準則詮釋、香港財務報告準則詮釋及詮釋」))而變更若干會計政策者除外。

對本集團產生重大財務影響之重大會計政策變動如下:

(i) 商譽

自二零零四年六月三十日後,本集團決定於二零零四年提早採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」。自二零零四年一月一日起,正商譽之攤銷經已終止,負商譽已即時在損益賬中確認。因此,截至二零零四年六月三十日止六個月之股東應佔溢利較二零零四年中期賬目所披露之股東應佔溢利增加港幣三億八千八百萬元。

(ii) 以股份為基礎的支付

根據香港財務報告準則第2號,購股權於派發日期之公平價值在有關權益授出期間在損益賬中攤銷。於截至二零零五年六月三十日止六個月期間,本集團並無尚未行使未有授出權益之購股權,該政策自二零零五年一月一日起採用。

1 Significant Accounting Policies

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2004 except that the Group has changed some of its accounting policies following its adoption of the new / revised Hong Kong Financial Reporting Standards ('HKFRS'), including all HKASs and applicable Interpretations ('HK(SIC)-INTS, HK(IFRIC)-INTS and HK-INTS'), which came into effect on 1 January 2005.

The major changes to accounting policies which have material financial effect on the Group are summarised as follows:

(i) Goodwill

Subsequent to 30 June 2004, the Group decided to adopt early HKFRS 3 'Business Combinations' together with HKAS 36 'Impairment of Assets' and HKAS 38 'Intangible Assets' in 2004. Since 1 January 2004, amortisation of positive goodwill has been discontinued and negative goodwill has been recognised immediately in the profit and loss account. As a result, the profit attributable to shareholders for the six months ended 30 June 2004 increased by HK$388 million as compared with that previously disclosed in the 2004 interim accounts.

(ii) Share-Based Payment

In accordance with HKFRS 2, the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account. The Group had no unvested share option outstanding during the six months ended 30 June 2005 and the policy has been applied from 1 January 2005 onwards.

1 主要會計政策 續

(iii) 金融工具

於二零零五年一月一日之前，本集團之衍生金融工具並未在財務報表中呈報。在採納香港會計準則第32號「金融工具：披露及呈報」以及第39號「金融工具：確認及計量」後，所有衍生金融工具均以公平價值入賬。公平價值變動之收益或虧損一般於損益賬中確認，除非衍生金融工具符合對沖交易會計。如衍生金融工具符合對沖交易會計並被指定作為現金流量對沖，則該工具之未變現收益或虧損之有效及無效部份分別在現金流量對沖儲備賬及損益賬中直接確認。與計入現金流量對沖儲備賬之現金流量對沖有效部份有關之累計收益或虧損將於對沖交易產生之收益或虧損於損益賬中確認時，同一期間在損益賬中確認。

於過往年度，長期投資以成本減去減值虧損入賬。自二零零五年一月一日起，該等投資已被重新分類為可供出售投資並以公平價值入賬，如果其公平價值不能可靠計量則以成本減去減值虧損入賬。因公平價值變動而產生之收益或虧損在投資重估儲備賬中確認。如出售投資或投資被確定減值，則先前在投資重估儲備賬中確認之累計收益或虧損將被轉入損益賬。

1 Significant Accounting Policies *continued*

(iii) Financial Instruments

Prior to 1 January 2005, derivatives of the Group were not recorded in the financial statements. Following the adoption of HKAS 32 'Financial Instruments: Disclosure and Presentation' and HKAS 39 'Financial Instruments: Recognition and Measurement', all derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in cash flow hedge reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in cash flow hedge reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

In prior years, investments held for long term were stated at cost less impairment losses. Since 1 January 2005, such investments have been reclassified as Available-for-Sale Investments and carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

1 主要會計政策續

(iv) 發展中物業竣工前之預售合約

於過往年度，發展中物業之銷售，在該項發展期間內經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項，在損益賬中確認。

在採納詮釋第3號「收益—發展中物業竣工前之預售合約」，發展中物業之銷售收入僅在擁有權之重大風險及利益轉予買方時方可入賬。本集團認為訂約銷售之樓宇於竣工以及相關機構已頒發交付物業所需之有關許可證時，擁有權之重大風險及利益方發生轉移。

本集團已選擇不以追溯方式將詮釋第3號應用於二零零五年一月一日前訂立之竣工前預售合約。本集團將繼續沿用二零零五年一月一日前採用之會計方法計入該等合約。

(v) 租賃

在採納香港會計準則第17號「租賃」及詮釋第4號「租賃—確定香港土地租賃之租賃年期」，自用租賃土地被重新歸類為租賃土地，並以直線法按租期攤銷。發展中物業及待售物業已包括預付土地租賃費，預付土地租賃費之攤銷被撥作該發展期間之部份樓宇成本，但已落成物業則於損益賬支銷。

1 Significant Accounting Policies *continued*

(iv) Pre-Completion Contracts for Sales of Properties Under Development

In prior years, sales of properties under development was recognised in the profit and loss account over the course of the development by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Following the adoption of HK-INT 3 'Revenue - Pre-Completion Contracts for the Sale of Development Properties', revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

The Group has chosen not to apply HK-INT 3 retrospectively to pre-completion contracts entered into before 1 January 2005 and will continue to account for those contracts using the method of accounting used prior to 1 January 2005.

(v) Leases

Following the adoption of HKAS 17 'Leases' and HK-INT 4 'Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases', leasehold land for own use is reclassified as Leasehold Land and amortised over the period of the lease on a straight line basis. Prepaid land lease is included in Properties Under Development and Properties Held For Sale, of which the amortisation of prepaid land lease is capitalised as part of the building costs during the development period but charged to the profit and loss account for completed properties.

1 主要會計政策續

(vi) 投資物業

於過往年度，投資物業公平價值之變動在物業估值儲備中確認。該儲備之減值於損益賬支銷，其後任何增值被列入損益賬以補足先前支銷之款項。在採納香港會計準則第40號「投資物業」後，因投資物業公平價值變動而產生之收益或虧損將載於其出現之期間內之綜合損益賬內。

(vii) 遞延稅項

於二零零五年一月一日之前，重估所產生之投資物業公平價值變動之遞延稅項，乃以賬面值透過銷售收回及按其最終銷售時所適用稅率計算之基準確認。

在採納香港會計準則詮釋第21號「所得稅－收回經重估的不可折舊資產」，重估投資物業所產生之遞延稅項，乃以物業賬面值透過其持作使用收回及按利得稅率計算之基準確認。

1 Significant Accounting Policies *continued*

(vi) Investment Properties

In prior years, the change in the fair value of investment properties was recognised in the property valuation reserve. The deficit of this reserve was charged to the profit and loss account and any subsequent increases were credited to the profit and loss account up to the amount previously charged. Following the adoption of HKAS 40 'Investment Property', gains or losses arising from changes in fair value of investment properties are included in the consolidated profit and loss account in the period in which they arise.

(vii) Deferred Taxation

Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was recognised on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale.

Following the adoption of HK(SIC)-INT 21 'Income Taxes – Recovery of Revalued Non-Depreciable Assets', the deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate.

1 主要會計政策 續

根據香港會計準則第8號（闡述會計政策變動對當前或過往呈報期間產生重大影響時之披露規定），本集團已採用追溯生效之新會計政策，惟按照過渡性條款於往後採用之香港會計準則第32號、香港會計準則第39號、香港會計準則第40號及其詮釋第3號（上文提述之附註1(iii)、(iv) 及(vi)）除外。其影響載列如下：

1 Significant Accounting Policies *continued*

Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has applied the new accounting policies retrospectively except for HKAS 32, HKAS 39, HKAS 40 and HK-INT 3 (Notes 1(iii), (iv) and (vi) above refers) which are applied prospectively in accordance with the transitional provisions. These effects are summarised as follows:

		採納後之影響 Effects on adopting				
以港幣百萬元計算	*in HK$ million*	香港會計準則第17號 HKAS 17	香港會計準則詮釋第21號 HK(SIC)-INT 21	香港會計準則第40號 HKAS 40	香港會計準則第32號及第39號 HKAS 32 & 39	合計 Total
對二零零四年之前期間之影響	**Effects on periods prior to 2004**					
租賃土地攤銷增加	Increase in amortisation of leasehold land	(81)	–	–	–	(81)
遞延税項增加	Increase in deferred tax	–	(554)	–	–	(554)
所佔聯營公司業績減少	Decrease in share of results of associated companies	(8)	(204)	–	–	(212)
保留溢利減少	*Decrease in retained profits*	(89)	(758)	–	–	(847)
對二零零四年之影響	**Effects on 2004**					
(a) 截至二零零四年六月三十日止六個月	**(a) Six months ended 30 June 2004**					
租賃土地攤銷增加	Increase in amortisation of leasehold land	(3)	–	–	–	(3)
遞延税項增加	Increase in deferred tax	–	(19)	–	–	(19)
所佔聯營公司業績減少	Decrease in share of results of an associated company	(1)	–	–	–	(1)
		(4)	(19)	–	–	(23)
(b) 截至二零零四年十二月三十一日止六個月	**(b) Six months ended 31 December 2004**					
租賃土地攤銷增加	Increase in amortisation of leasehold land	(3)	–	–	–	(3)
遞延税項增加	Increase in deferred tax	–	(20)	–	–	(20)
所佔聯營公司業績減少	Decrease in share of results of an associated company	(1)	–	–	–	(1)
		(4)	(20)	–	–	(24)
截至二零零四年十二月三十一日止年度減少	*Decrease for the year ended 31 December 2004*	(8)	(39)	–	–	(47)
於二零零四年十二月三十一日保留溢利減少	**Decrease in retained profits as at 31 December 2004**	**(97)**	**(797)**	**–**	**–**	**(894)**

1 主要會計政策*續* 1 Significant Accounting Policies *continued*

以港幣百萬元計算	*in HK$ million*	採納後之影響 Effects on adopting 香港會計準則第17號 HKAS 17	香港會計準則詮釋第21號 HK(SIC)-INT 21	香港會計準則第40號 HKAS 40	香港會計準則第32號及第39號 HKAS 32 & 39	合計 Total
對二零零五年一月一日之影響	**Effects on 1 January 2005**					
金融工具公平價值變動減少	Decrease in fair value change of financial instruments	–	–	–	(20)	(20)
財務支出攤銷增加	Increase in amortisation of finance charges	–	–	–	(3)	(3)
稅項增加	Increase in taxation	–	–	–	(14)	(14)
所佔聯營公司投資物業公平價值變動增加	Increase in share of fair value change of investment properties of associated companies	–	–	524	–	524
所佔聯營公司業績減少	Decrease in share of results of associated companies	–	–	–	(24)	(24)
保留溢利增加/(減少)	*Increase / (decrease) in retained profits*	–	–	524	(61)	463
現金流量對沖儲備減少	Decrease in cash flow hedge reserve	–	–	–	(101)	(101)
投資重估儲備增加	Increase in investment revaluation reserve	–	–	–	24	24
所佔聯營公司投資重估儲備增加	Increase in share of investment revaluation reserve of associated companies	–	–	–	126	126
所佔聯營公司投資物業公平價值變動減少	Decrease in share of fair value change of investment properties of associated companies	–	–	(524)	–	(524)
共同控制實體現金流量對沖儲備減少	Decrease in cash flow hedge reserve of jointly controlled entities	–	–	–	(37)	(37)
儲備(減少)/增加	*(Decrease) / increase in reserves*	–	–	(524)	12	(512)
本公司股東應佔權益減少	**Decrease in equity attributable to the shareholders of the Company**	**–**	**–**	**–**	**(49)**	**(49)**
於二零零五年一月一日本公司股東應佔權益減少	**Decrease in equity attributable to the shareholders of the Company as at 1 January 2005**	**(97)**	**(797)**	**–**	**(49)**	**(943)**
對截至二零零五年六月三十日止期間之影響	**Effects on period ended 30 June 2005**					
租賃土地攤銷增加	Increase in amortisation of leasehold land	(2)	–	–	–	(2)
遞延稅項增加	Increase in deferred tax	–	(9)	–	–	(9)
金融工具公平價值變動增加	Increase in fair value change of financial instruments	–	–	–	134	134
投資物業公平價值變動及相關遞延稅項增加	Increase in fair value change of investment properties and related deferred tax	–	(126)	561	–	435
所佔聯營公司投資物業公平價值變動及其相關遞延稅項增加	Increase in share of fair value change of investment properties and related deferred tax of associated companies	–	(61)	346	–	285
所佔聯營公司業績減少	Decrease in share of results of an associated company	(1)	–	–	–	(1)
期內溢利(減少)/增加	**(Decrease) / increase in profit for the period**	**(3)**	**(196)**	**907**	**134**	**842**

2 營業額及分類業務資料

以下為按主要業務分類之本集團營業額及未計財務支出淨額前綜合業務溢利，以及本集團所佔共同控制實體及聯營公司業績之分析：

2 Turnover and Segment Information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of results of jointly controlled entities and associated companies by principal activities are as follows:

截至二零零五年六月三十日止六個月 *以港幣百萬元計算* Six months ended 30 June **2005** *in HK$ million*	營業額 Turnover	綜合業務溢利 Profit from Consolidated Activities	所佔共同控制實體業績 Share of Results of Jointly Controlled Entities	所佔聯營公司業績 Share of Results of Associated Companies	集團合計 Group Total	分類業務分配 Segment Allocations	分類業務溢利 Segment Profit
按主要業務分析 *By principal activity*							
航空 Aviation	–	–	12	484	496	–	496
基礎設施 Civil Infrastructure	282	181	50	25	256	–	256
發電 Power Generation	99	79	76	(13)	142	–	142
信息業 Communications	608	9	31	52	92	–	92
物業 Property	1,150	547	–	308	855	39	894
特種鋼鐵業 Special Steel Manufacturing	6,286	584	(39)	–	545	–	545
銷售及分銷 Marketing & Distribution	5,212	192	15	1	208	(39)	169
其他 Others	–	–	16	–	16	–	16
投資物業公平價值變動 Fair Value Change of Investment Properties	–	561	–	285	846	–	846
減：一般及行政費用 Less: General & Administration Expenses	–	(183)	–	–	(183)	–	(183)
	13,637	1,970	161	1,142	3,273	–	3,273
財務支出淨額 Net Finance Charges							(92)
稅項 Taxation							(248)
期內溢利 Profit for the Period							2,933

2 營業額及分類業務資料*續* 2 Turnover and Segment Information *continued*

截至二零零四年六月三十日止六個月 *以港幣百萬元計算* Six months ended 30 June 2004 *in HK$ million*	營業額 Turnover	綜合業務溢利 Profit from Consolidated Activities	所佔共同控制實體業績 Share of Results of Jointly Controlled Entities	所佔聯營公司業績 Share of Results of Associated Companies	集團合計 Group Total	分類業務分配 Segment Allocations	分類業務溢利 Segment Profit
按主要業務分析 *By principal activity*							
航空 Aviation	–	–	17	517	534	–	534
基礎設施 Civil Infrastructure	260	161	38	29	228	–	228
發電 Power Generation	214	173	167	27	367	–	367
信息業 Communications	736	58	33	32	123	–	123
物業 Property	230	182	–	100	282	36	318
特種鋼鐵業 Special Steel Manufacturing	3,206	565	–	–	565	–	565
銷售及分銷 Marketing & Distribution	6,092	211	11	3	225	(36)	189
其他 Others	134	20	35	–	55	–	55
減：一般及行政費用 Less: General & Administration Expenses	–	(165)	–	–	(165)	–	(165)
	10,872	1,205	301	708	2,214	–	2,214
財務支出淨額 Net Finance Charges							(110)
稅項 Taxation							(158)
期內溢利 Profit for the Period							1,946

2 營業額及分類業務資料 續

2 Turnover and Segment Information *continued*

以下為按地理區域劃分之本集團營業額分析：

An analysis of the Group's turnover by geographical area is as follows:

以港幣百萬元計算	*in HK$ million*	截至六月三十日止六個月 Six months ended 30 June 2005	2004
按地理區域分析	*By geographical area*		
香港	Hong Kong	**4,747**	3,649
中國	Mainland China	**8,231**	6,599
日本	Japan	**265**	226
其他	Others	**394**	398
		13,637	10,872

3 綜合業務溢利

3 Profit from Consolidated Activities

綜合業務溢利已計入及扣除：

The profit from consolidated activities is arrived at after crediting and charging:

以港幣百萬元計算	*in HK$ million*	截至六月三十日止六個月 Six months ended 30 June 2005	2004
計入	*Crediting*		
其他財務資產股息收入	Dividend income from other financial assets	**99**	214
投資物業公平價值變動	Change in fair value of investment properties	**561**	–
出售一間附屬公司溢利	Profit on disposal of a subsidiary company	**360**	–
扣除	*Charging*		
已售存貨成本	Cost of inventories sold	**9,195**	7,659
物業、機器及設備折舊	Depreciation of property, plant and equipment	**358**	279
其他財務資產攤銷之減值虧損	Impairment losses on amortisation of other financial assets	**22**	40
租賃土地攤銷	Amortisation of leasehold land	**22**	14

4 財務支出淨額

4 Net Finance Charges

以港幣百萬元計算	in HK$ million	截至六月三十日止六個月 Six months ended 30 June 2005	2004
財務支出	*Finance charges*		
利息支出	Interest expenses	**277**	187
其他財務支出	Other finance charges	**18**	14
已撥充資本之款項	Amount capitalised	**(37)**	(24)
金融工具之公平價值收益	Fair value gains on financial instruments	**(134)**	–
		124	177
財務收入	*Finance income*		
利息收入	Interest income	**(32)**	(67)
		92	110

5 稅項

5 Taxation

香港利得稅根據期內估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。海外稅項則根據期內估計應課稅溢利，再按本集團經營業務國家當地適用之稅率計算。稅項撥備將定期作出檢討，以反映法例、慣例及商討情況之改變。詳情如下：

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

以港幣百萬元計算	in HK$ million	截至六月三十日止六個月 Six months ended 30 June 2005	2004
本期稅項	*Current taxation*		
香港利得稅	Hong Kong profits tax	**60**	61
海外稅項	Overseas taxation	**57**	82
遞延稅項	*Deferred taxation*		
投資物業公平價值變動	Change in fair value of investment properties	**126**	–
源自及撥回暫時差異	Origination and reversal of other temporary differences	**5**	15
		248	158

6 股息

6 Dividends

以港幣百萬元計算	in HK$ million	截至六月三十日止六個月 Six months ended 30 June 2005	2004
已派二零零四年末期股息：每股港幣0.70元（二零零三年：港幣0.70元）	2004 Final dividend paid: HK$0.70 (2003: HK$0.70) per share	**1,754**	1,532
建議二零零五年中期股息：每股港幣0.30元（二零零四年：港幣0.30元）	2005 Interim dividend proposed: HK$0.30 (2004: HK$0.30) per share	**658**	657

7 每股盈利

每股盈利乃按股東應佔溢利港幣二十七億七千三百萬元(二零零四年：港幣十七億二千八百萬元)計算。

每股盈利乃按期內已發行股份之加權平均數2,192,285,022股(二零零四年：已發行股份2,189,998,622股)計算。已攤薄每股盈利則按2,195,109,006股股份(二零零四年：2,191,283,820股股份)(即期內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之2,823,984股股份(二零零四年：1,285,198股股份)之加權平均數)計算。

7 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$2,773 million (2004: HK$1,728 million).

The basic earnings per share is based on the weighted average number of 2,192,285,022 shares in issue during the period (2004: 2,189,998,622 shares in issue). The diluted earnings per share is based on 2,195,109,006 shares (2004: 2,191,283,820 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 2,823,984 shares (2004: 1,285,198 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 應收賬項、應收賬款、按金及預付款項

8.1 Debtors, Accounts Receivable, Deposits and Prepayments

以港幣百萬元計算	in HK$ million	二零零五年六月三十日 30 June 2005	二零零四年十二月三十一日 31 December 2004
應收貿易賬項	*Trade debtors*		
一年內	Within 1 year	**1,628**	1,754
一年以上	Over 1 year	**63**	179
		1,691	1,933
應收賬款、按金及預付款項	Accounts receivable, deposits and prepayments	**2,889**	2,255
		4,580	4,188

附註：

i) 應收貿易賬項已扣除撥備，到期日按發票日期分類。

ii) 各營業單位均按照本身情況製訂明確之信貸政策。

iii) 應收賬款、按金及預付款項包括港幣六百萬元的衍生金融資產。

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business units has a defined credit policy appropriate to its circumstances.

iii) Accounts receivable, deposits and prepayments included derivative financial assets of HK$6 million.

8.2 應付賬項、應付賬款、按金及應付款項

8.2 Creditors, Accounts Payable, Deposits and Accruals

以港幣百萬元計算	in HK$ million	二零零五年六月三十日 30 June 2005	二零零四年十二月三十一日 31 December 2004
應付貿易賬項	*Trade creditors*		
一年內	Within 1 year	**1,634**	1,608
一年以上	Over 1 year	**63**	94
		1,697	1,702
應付賬款、按金及應付款項	Accounts payable, deposits and accruals	**3,703**	3,040
		5,400	4,742

附註：

i) 應付賬款、按金及應付款項包括港幣一千三百萬元的衍生金融負債。

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$13 million.

9 比較數字

為符合現時呈報形式，比較數字已作調整。

9 Comparative figures

Comparative figures have been adjusted to conform with the current presentation.

核數師的獨立審閱報告
Auditors' Independent Review Report

致中信泰富有限公司董事會
(於香港註冊成立之有限公司)

To the Board of Directors of CITIC Pacific Limited
(*incorporated in Hong Kong with limited liability*)

引言

本所已按貴公司指示，審閱第32至48頁所載的中期財務報告。

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 32 to 48.

董事及核數師各自的責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編制須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方協定的應聘書條款僅向整體董事會報告，除此之外，本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants (the 'HKICPA') and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

已執行的審閱工作

本所已按照香港會計師公會頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。惟按照董事指示，審閱範圍不包括聯營公司國泰航空有限公司(「國泰航空」)於截至二零零四年六月三十日止之比較期間的業績，其業績由董事依據該公司已公佈的中期財務資料以權益法入帳。

審閱工作主要包括向管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估貴公司之會計政策及呈報方式是否貫徹

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 'Engagements to Review Interim Financial Reports' issued by the HKICPA, except that the scope of our review, as instructed by the directors, did not extend to the results of an associated company, Cathay Pacific Airways Limited ('Cathay Pacific') for the comparative period ended 30 June 2004, which were equity accounted for by the directors on the basis of its published interim financial information.

A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have

應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

經修訂的審閱結論—審閱範圍的限制

按照本所審閱的結果，但此審閱並不作為審計之一部份，除了假若上述限制不存在而可能需要對國泰航空於截至二零零四年六月三十日止之比較期間內之資料作出的任何修訂外，本所並無發現任何須在截至二零零五年六月三十日止六個月的中期財務報告作出重大修訂之事項。

Modified review conclusion arising from limitation of review scope

On the basis of our review which does not constitute an audit, with the exception of any modifications to the information relating to Cathay Pacific for the comparative period ended 30 June 2004 that might have been determined to be necessary had the above limitation not existed, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

羅兵咸永道會計師事務所
執業會計師

香港，二零零五年八月二十五日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 August 2005

股息及暫停辦理過戶登記手續

董事會已宣佈將在二零零五年九月二十二日星期四，向在二零零五年九月十六日星期五名列本公司股東名冊上之股東派發截至二零零五年十二月三十一日止年度之中期股息每股港幣0.30元（二零零四年：港幣0.30元）。本公司將由二零零五年九月十二日星期一起至二零零五年九月十六日星期五止（包括首尾兩天）暫停辦理股份過戶登記手續。任何人士如欲享有上述中期股息，必須在二零零五年九月九日星期五下午四時三十分前，將所有過戶文件連同有關股票送達本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），以辦理股份過戶登記手續。

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2004: HK$0.30) per share for the year ending 31 December 2005 payable on Thursday, 22 September 2005 to shareholders whose names appear on the Register of Members of the Company on Friday, 16 September 2005. The Register of Members of the Company will be closed from Monday, 12 September 2005 to Friday, 16 September 2005, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 9 September 2005.

購股權計劃

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零（「該計劃」），董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權之股份數目上限，不得超出(i)本公司不時之已發行股本或(ii)本公司於採納該計劃當日之已發行股本(以較低者為準)之10%。

自採納該計劃後，本公司分別於二零零二年五月二十八日及二零零四年十一月一日授出兩批購股權。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。而於截至二零零五年六月三十日止六個月內，所有授出之購股權概無被註銷或作廢。

Share Option Plan

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant and none of such options were cancelled or lapsed during the six months ended 30 June 2005.

在該計劃下授出之購股權於截至二零零五年六月三十日止六個月內之變動歸納如下：

A summary of the movements during the six months ended 30 June 2005 of the share options granted under the Plan is as follows:

A. 本公司之董事

A. Directors of the Company

董事姓名 Name of director	授出日期 Date of grant	行使價 港幣元 Exercise price HK$	購股權數目 Number of Share Options: 於05年1月1日之結存 Balance as at 1.1.05	於截至05年6月30日止6個月內行使 Exercised during the 6 months ended 30.6.05	於05年6月30日之結存 Balance as at 30.6.05	佔已發行股本百分率 Percentage of issued share capital %
榮智健	28.5.02	18.2	2,000,000	–	2,000,000	
Larry Yung Chi Kin	1.11.04	19.9	2,000,000	–	2,000,000	
					4,000,000	0.182
李松興	28.5.02	18.2	1,000,000	–	1,000,000	
Peter Lee Chung Hing	1.11.04	19.9	1,000,000	–	1,000,000	
					2,000,000	0.091
阮紀堂	28.5.02	18.2	500,000	–	500,000	
Norman Yuen Kee Tong	1.11.04	19.9	500,000	–	500,000	
					1,000,000	0.046
莫偉龍	28.5.02	18.2	1,000,000	–	1,000,000	
Vernon Francis Moore	1.11.04	19.9	1,000,000	–	1,000,000	
					2,000,000	0.091
姚進榮	28.5.02	18.2	300,000	–	300,000	
Yao Jinrong	1.11.04	19.9	500,000	–	500,000	
					800,000	0.036
李士林 Li Shilin	28.5.02	18.2	300,000	–	300,000	0.014
榮明杰	28.5.02	18.2	300,000	–	300,000	
Carl Yung Ming Jie	1.11.04	19.9	500,000	–	500,000	
					800,000	0.036
劉基輔	28.5.02	18.2	300,000	–	300,000	
Liu Jifu	1.11.04	19.9	500,000	–	500,000	
					800,000	0.036
張立憲	28.5.02	18.2	300,000	–	300,000	
Leslie Chang Li Hsien	1.11.04	19.9	500,000	–	500,000	
			(附註1) (Note 1)		800,000	0.036

附註：

1. 張立憲先生於二零零五年四月一日被委任為本公司之董事，故此，該等購股權乃於二零零五年四月一日之結存。

Note:

1. Mr Leslie Chang was appointed as director of the Company on 1 April 2005. Thus, this is in respect of the balance as of 1 April 2005.

B. 除董事以外，根據僱傭條例界定下按持續合約受聘之本公司僱員

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

授出日期 Date of grant	行使價 港幣元 Exercise price HK$	購股權數目 Number of Share Options 於05年1月1日 之結存 Balance as at 1.1.05	於截至05年6月30日止 6個月內行使 （附註2） Exercised during the 6 months ended 30.6.05 (Note 2)	於05年6月30日 之結存 Balance as at 30.6.05
28.5.02	18.2	2,770,000	530,000	2,240,000
1.11.04	19.9	4,480,000	110,000	4,370,000

附註：

2. 本公司股份在緊接該等購股權行使日期前之加權平均收市價為港幣22.93元。

Note:

2. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$22.93.

C. 其他

C. Others

授出日期 Date of grant	行使價 港幣元 Exercise price HK$	購股權數目 Number of Share Options 於05年1月1日 之結存 （附註3） Balance as at 1.1.05 (Note 3)	於截至05年6月30日止 6個月內行使 Exercised during the 6 months ended 30.6.05	於05年6月30日 之結存 Balance as at 30.6.05
28.5.02	18.2	800,000	–	800,000
1.11.04	19.9	200,000	–	200,000

附註：

3. 該等購股權乃授予一名於二零零五年呈辭之前任董事及按持續合約受聘之前僱員，而該等僱員於二零零五年退休。

Note:

3. These are in respect of options granted to a former director, who had resigned in 2005, and former employees under continuous contracts, who had retired in 2005.

董事之證券權益

在二零零五年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團(定義見證券及期貨條例第XV部)股份之權益如下：

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 30 June 2005 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. 本公司及相聯法團之股份

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.260
范鴻齡	Henry Fan Hung Ling		1,728,000		44,600,000	2.113
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
莫偉龍	Vernon Francis Moore				3,200,000	0.146
劉基輔	Liu Jifu	40,000				0.002
張立憲	Leslie Chang Li Hsien	30,000				0.001
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000 [1]	500,000 [1]		0.071
德馬雷	André Desmarais	1,488,000	100,242,000 [2]			4.640
彼得•克萊特 (德馬雷先生之替任董事)	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. *由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。*
2. *在所持有之100,242,000股股份中，12,000股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任主席兼聯席行政總裁之法團間接持有。*

Notes:

1. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.*
2. *Out of 100,242,000 shares, 12,000 shares are held by a corporation controlled by the relevant Director and 100,230,000 shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.*

2. 本公司之購股權

本公司各董事持有之購股權權益(被界定為沒有上市之實貨交易股票衍生產品)於上文購股權計劃一節內予以詳盡披露。

除上文所披露者外，在二零零五年六月三十日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉；又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

2. Share Options in the Company

The interests of the Directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

Save as disclosed above, as at 30 June 2005, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

主要股東

在二零零五年六月三十日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東(本公司董事或其各自相聯人士除外)在本公司股份之權益如下：

Substantial Shareholders

As at 30 June 2005, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中國中信集團公司	CITIC Group	632,066,285	28.826
中信(香港集團)有限公司(「中信香港」)	CITIC Hong Kong (Holdings) Limited ('CITIC HK')	632,066,285	28.826
Heedon Corporation	Heedon Corporation	498,424,285	22.731
Honpville Corporation	Honpville Corporation	310,988,221	14.183

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.973
Winton Corp.	Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	Jetway Corp.	22,500,000	1.026
Cordia Corporation	Cordia Corporation	32,258,064	1.471
Honpville Corporation	Honpville Corporation	310,988,221	14.183
Hainsworth Limited	Hainsworth Limited	80,376,000	3.666
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.456

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司在本公司之權益，與中信香港在本公司之權益重疊。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary

中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

股本

本公司並無於期內贖回其任何股份。本公司或其任何附屬公司亦無於期內購回或出售本公司任何股份。

Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

根據上市規則第13.22條之持續披露規定

本公司根據上市規則第13.22條而附上聯屬公司之備考合併資產負債表。聯屬公司包括聯營公司及共同控制實體。

Continuing Disclosure Requirements Under Rule13.22 Of The Listing Rules

The Company has included a proforma combined balance sheet of affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

聯屬公司之備考合併資產負債表

Proforma combined balance sheet of affiliated companies

以港幣百萬元計算	in HK$ million	集團應佔權益 Group's attributable interest 二零零五年六月三十日止結算 As at 30 June 2005
固定資產	Fixed Assets	**10,281**
共同控制實體	Jointly Controlled Entities	**521**
投資	Investments	**179**
遞延税項資產	Deferred Tax Assets	**1**
無形資產	Intangible Assets	**9**
退休金資產	Pension Assets	**15**
遞延開支	Deferred Expenses	**24**
長期應收賬款	Long Term Receivable	**2,119**
流動負債淨額	Net Current Liabilities	**(258)**
資產總額減流動負債	Total Assets Less Current Liabilities	**12,891**
長期借款	Long Term Borrowings	**(1,316)**
遞延税項負債	Deferred Tax Liabilities	**(689)**
股東貸款	Loans from Shareholders	**(7,162)**
		3,724

詞彙定義
Definition of Terms

詞語

資金運用	股東資金加上總負債
所有業務之現金貢獻	中信泰富有限公司來自附屬公司、共同控制實體、聯營公司及其他投資之現金流入
總負債	短期及長期貸款、票據及債券
淨負債	總負債減現金及銀行存款
總資本	股東資金＋淨負債
EBITDA	不包括利息支出、稅項、折舊及攤銷之淨溢利
溢利貢獻	業務之稅後溢利，並無分攤集團在利息、營運以及商譽方面之開支

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

比率

每股盈利 $= \dfrac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$

每股股東資金 $= \dfrac{\text{股東資金}}{\text{年底已發行並繳足股份總數}}$

槓桿比率 $= \dfrac{\text{淨負債}}{\text{總資本}}$

每股現金流量 $= \dfrac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$

利息倍數 $= \dfrac{\text{不包括利息支出、稅項、折舊及攤銷之淨溢利}}{\text{利息支出}}$

Ratios

Earnings per share $= \dfrac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

Shareholders' funds per share $= \dfrac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$

Leverage $= \dfrac{\text{Net debt}}{\text{Total capital}}$

Cashflow per share $= \dfrac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$

Interest cover $= \dfrac{\text{EBITDA}}{\text{Interest expense}}$

目錄　Contents

股東可隨時選擇收取中期報告印刷本，或依賴在本公司網站所登載之中期報告。股東如欲更改有關選擇，可致函通知本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

如股東已選擇依賴在本公司網站所登載之中期報告，但難以登入網站瀏覽，可向本公司索取中期報告印刷本，本公司將在接獲有關要求後即時免費寄發。有關要求請逕寄本公司之股份過戶登記處。

Shareholders may at any time choose to receive the Interim Report in printed form or to rely on its version posted on the Company's website. Shareholders may change their choice by writing to the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the version of the Interim Report posted on the Company's website and have difficulty in having access to it, they will, promptly upon request, be sent the Interim Report in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com